SECURITY NOW AND IN THE FUTURE







EDO CORPORATION

2002 Annual Report

EDO Corporation supplies sophisticated, highly-engineered products and systems for defense, aerospace and industrial applications, including advanced electronic, electromechanical and information systems and engineered materials which are mission-critical and standard equipment on a wide range of military programs. The Company's Defense segment provides integrated front-line warfighting systems, including radar countermeasure systems, reconnaissance and surveillance systems, aircraft weapons suspension and release systems, airborne mine countermeasures systems, integrated combat and sonar systems and professional, operational, technical and information technology services. The Company's Communications and Space Products segment supplies antenna products and ultra-miniature electronics and systems for the remote sensing and electronic warfare industries. The Company's Engineered Materials segment supplies commercial and military market-related piezoelectric and ceramic products, and advanced fiber composite and structural products composites for the aircraft, communication, navigation, chemical, petrochemical, paper and oil industries.

Financial Highlights

	2002	2001	2000
	(In thousands, except per share amounts)		
Net Sales:			
Defense	$ 243,447	183,454	142,044
Communications and Space Products	$ 47,262	39,998	30,027
Engineered Materials	$ 38,167	36,509	34,751
Total	$ 328,876	259,961	206,822
Operating Earnings	$ 29,385	27,076	9,239
Net Interest Expense	$ (4,956)	(2,216)	(2,438)
Dividends on Preferred Shares	–	(194)	(881)
Net Earnings Available for Common Shares before Cumulative Effect of a Change in Accounting Principle	$ 13,992	14,758	440
Capital Expenditures	$ 7,093	14,298	3,861
Company Funded Research and Development Expense	$ 8,492	8,750	5,371
Backlog of Unfilled Orders	$ 375,029	294,812	252,888
Shareholders' Equity	$ 168,273	174,498	65,818
EBITDAP	$ 51,184	37,037	27,307
Weighted Average Common Shares - Diluted	17,379	14,254	10,662
Earnings Per Diluted Common Share:			
Continuing Operations	$ 0.81	1.09	0.05
Discontinued Operations	–	0.02	–
Earnings before Cumulative Effect of a Change in Accounting Principle	$ 0.81	1.11	0.05
Cumulative Effect of a Change in Accounting Principle	(0.20)	–	–
Diluted Net Earnings	$ 0.61	1.11	0.05
Cash Dividends	$ 0.12	0.12	0.12



James M. Smith
Chairman, President and CEO

To Our Shareholders

Record revenue and profit were achieved in 2002

2002 was a banner year for our Company. We realized over 26% growth in sales, to $328.9 million, and in the fourth quarter our sales were $103.1 million, surpassing $100 million quarterly sales for the first time in the Company's history. Our pre-tax earnings adjusted for interest and certain non-cash items, a measure known as EBITDAP, grew by 38% to a record $51.2 million for the year. Again in 2002 we paid a dividend of $0.12 per share.

EDO is solidly positioned on critical long-range military platforms

Our Company has achieved incumbency positions on many of the Nation's premier new platforms. These platforms are viewed by the military as transformational, changing the way in which wars will be fought in the future. This fact, along with our long-standing positions on front-line platforms that are among the mainstay of today's fighting forces, gives EDO a unique competitive advantage going forward. ***Our new platform positions alone represent significant out-year revenues for the Company of nearly $2 billion in the first two decades of this new century.*** These programs are solidly supported by the U.S. Congress and are fully funded in the Fiscal Year 2003 Department of Defense budget.

EDO's largest out-year revenue program, the F-35 Joint Strike Fighter (JSF), has been fully funded for development.

This program, where we have major weapons bay responsibility, was awarded in 2002 and will yield in excess of $1.0 billion in revenue to EDO over its program life. With numerous other countries participating in the program, it is likely that more than the 3,000 aircraft currently projected will be built, with a corresponding increase in the value of the program to our Company.

The F/A-22 air superiority fighter, where EDO supplies the AMRAAM Vertical Eject Launcher, is fully funded for continued production.

EDO's internally mounted AMRAAM Vertical Eject Launcher (AVEL) aboard the F/A-22



300
250
200
150
100
50
0
F-35 JSF
F/A-22
Comanche
2002
2014
2020

Currently Authorized Production Quantities

incorporates a new generation of pneumatic-based technology that offers lower maintenance costs compared with previous equipment. We received an award for Lot 2 production in 2002 and anticipate yearly lot awards through 2011 for a total of 1,794 AVEL's.



Sales (millions)
97.9
206.8
260.0
328.9
99 00 01 02

Sikorsky awarded EDO a contract in 2002 to develop an advanced composite torque box for the Comanche helicopter.

The torque box provides the mounting platform for the Hellfire Missile and other weapons systems. Our current contract calls for delivery of 20 Engineering Development Models by December 2004. In addition to the torque box, EDO received multiple contracts from Sikorsky in 2002 for the design and fabrication of other composite structures on this helicopter. Along with the antenna products that we are already supplying to the Comanche helicopter, this represents another strategic position aboard a critical future military platform.

EDO received an award in 2002 to develop the next-generation "smart" bomb rack for the Small Diameter Bomb (SDB) Program.

This system for the next-generation of small smart bombs represents a new avenue for expansion of EDO's weapons suspension and release systems core business. The ability of EDO's SDB system to interface with current-generation legacy fighters and bombers greatly expands the potential value of this program. We are teamed with Lockheed Martin on SDB.

We completed a significant strategic business acquisition in 2002



Backlog (millions)
133.9
252.9
294.8
375.0
99 00 01 02

The acquisition of Condor Systems, Inc. assets was completed in July 2002. Condor was a privately-held defense electronics firm and a manufacturer of signal intelligence and electronic warfare systems and products with 2001 revenue of approximately $78 million. Condor met all of our acquisition criteria, including the fact that the business has strong positions on platforms such as the U.S. Navy P-3 and EP-3 aircraft, the U.S. Air Force RC-135 Rivet Joint aircraft, and the Virginia and Los Angeles class submarines. This acquisition considerably expands our electronic warfare presence in the areas of intelligence, reconnaissance and surveillance systems. The acquisition has lived up to all of our expectations, being accretive in 2002 with a positive impact on the Company's revenue, cash flow and backlog.

Major steps were taken in 2002 to position the Company for future growth

During the second quarter of 2002 we completed the sale of $137.8 million aggregate principal amount of 5-year, 5.25% convertible subordinated notes in a private offering, including $12.8 million resulting from the exercise of the over-allotment option granted to the initial purchasers in the offering. The notes are convertible at the option of the holders into EDO common shares at a conversion price of $31.26 per share. Proceeds from the offering are intended for potential acquisitions and general corporate purposes.

In a second strategic action completed during the fourth quarter of 2002, we established a new $200 million revolving credit facility. It replaced the Company's existing $69 million credit facility, under which there was no outstanding indebtedness.

The combined effect of these two actions gives EDO the financial resources needed to implement our stated near-term acquisition and growth plans. The cash provided by the private offering and the expanded borrowing capacity under the new credit facility allow us to aggressively pursue business acquisitions that contribute to achieving our long-range strategic objectives, as did the acquisition of Condor in 2002 and the recently announced acquisitions of Advanced Engineering and Research Associates (AERA) Inc., and Darlington Inc. in the first quarter of 2003.

As always, we will continue our policy of being aggressive seekers of acquisitions, but disciplined buyers. We will continue to look for companies that are synergistic with our current businesses, have attractive platform and program positions, have strong management teams and will be accretive to our Company in the first year.

R&D (millions)


2.7
5.4
8.7
8.5
99
00
01
02

Summary of financial performance in 2002

Our strong sales performance in 2002, $328.9 million, showed 26.5% growth from the $260.0 million achieved in 2001. Cash generated from operations, after capital expenditures and dividends, was $22.5 million in 2002 compared to net cash used in 2001 of $2.3 million. Cash on hand at the end of 2002 was approximately $160 million, reflecting the net effect of our sale of the 5-year 5.25% convertible notes in April, cash from operations, and the purchase in July of the assets of Condor. As of December we had in place a $200 million credit facility with no borrowings against it. As with most companies having defined benefit pension plans, the poor performance of the stock market created a non-cash expense during 2002 compared to income in prior years. As of the end of the year, the pension plan was amended to eliminate any future increase in pension costs due to future service cost. Earnings before interest, taxes, depreciation, amortization, non-cash pension plan income or expense, non-cash ESOP compensation expense and merger-related costs (EBITDAP) grew on a per-share basis to $2.95 per diluted share from $2.60 per share in 2001 even with higher average shares outstanding. Details of the financial performance can be found later in this report.

EBITDAP (millions)


11.1
27.3
37.0
51.2
99
00
01
02

Key Board of Director and corporate officer appointments were made

Following through with plans announced last year, Neil A. Armstrong retired as Chairman of EDO on May 7, 2002, at which time the EDO Board of Directors elected me to succeed him as Chairman, in addition to my responsibilities as President and Chief Executive Officer. I consider it an honor to succeed Neil and continue on the course he has set for our Company. On the occasion of his retirement, Neil said "*EDO has in place a solid team ... we designed a business plan to achieve ambitious growth objectives ... I am confident that EDO's future remains bright.*" I wholeheartedly agree with his assessment.

Admiral Dennis Blair and James Roth joined EDO's Board of Directors in 2002, bringing the total Board to ten, nine of whom are outside directors. Admiral Blair, Senior Fellow, Institute for Defense Analyses, retired from command of the U.S. Pacific Command in May 2002 prior to which he was Director of the Joint Staff in the Office of the Chairman of Joint Chiefs of Staff. James Roth was Chairman, President and CEO of GRC International Inc. Prior to GRCI, Mr. Roth was a Vice President at KMS Industries following ten years at Goodyear Aerospace Corporation.

These individuals bring valuable experience and perspective to our Board that will serve our Company well.

Our Chief Financial Officer (CFO), Darrell Reed, announced his retirement in 2002 and Fred Bassett, former CFO of Condor Systems, Inc. assumed the positions of CFO and Vice President, Finance, effective January 2, 2003. Darrell was a major contributor to the success of our Company and the building of the solid financial foundation we now have for future growth. Darrell and I worked together for many years and I, along with his many close associates at EDO, wish him all the best. Going forward, we will benefit from Fred Bassett's twenty-seven years of financial management experience with leading companies in our industry, including major defense contractors, commercial aerospace suppliers and the U.S. Government.

Frank Otto, Group Vice President of EDO's Integrated Systems & Structures Group, was elected by our Board of Directors to the new position of Executive Vice President of EDO Corporation. In this position Frank will have overall corporate responsibility for operations within each of EDO's principal operating groups. Frank Otto has been with EDO since 1979 in various engineering positions of increasing responsibility, including General Manager of the Company's Marine & Aircraft Systems Division.

Important corporate governance actions were implemented

EDO is committed to good corporate governance and ethical business practices. All but one member of our Board of Directors have been and continue to be, independent of management, and all Board committees, including the Audit Committee, have been and continue to be composed solely of independent directors. EDO's long-standing Business Ethics Policy applies to all employees, officers and directors, and is the cornerstone of our commitment to our shareholders and our customers. Beginning in April 2002, our Board undertook a comprehensive review of its corporate governance practices. As a result, we expanded the charter of the Nominating Committee, now known as the Nominating and Governance Committee, to encompass continuous review and improvement of our Board's practices, and we adopted formal governance guidelines that, among other things, provide for an annual board self-assessment, continuing education and other practices to ensure that our directors are held to high standards of accountability and participation. Our governance policies and practices will be posted on our website in the near future.

In Conclusion

Over the past three years, EDO has undertaken and successfully executed the beginning stages of a long-term plan for the growth of your Company. Actions to date have expanded our business base, secured our future with incumbency positions on many of our Nation's premier defense platforms and positioned us to be one of a select group of tier-one suppliers serving our Country's critical defense needs. EDO's future has never been more exciting nor held greater promise for success. The EDO team will continue working to build shareholder value as we pursue the plan for growth that we have set in place.



James M. Smith
Chairman, President and CEO

Fighter Aircraft Rely on EDO Weapons Suspension & Release Systems, Now and in the Future



EDO is leading the way in weapons delivery systems for smart and small diameter bombs

With current plans to replace 3,000 U.S. Air Force and Navy aircraft plus potential international sales, the Joint Strike Fighter (JSF) program is expected to have a value to EDO in excess of $1 billion over the next 25 years. In 2002, EDO continued its program to design, develop and manufacture a suite of pneumatic weapons delivery systems for the JSF. On the U.S. Air Force F/A-22 Raptor air superiority fighter, EDO's AMRAAM Vertical Eject Launcher (AVEL) enables the aircraft to carry and launch six AMRAAM air-to-air missiles from the aircraft's internal weapons bays. Over 300 F/A-22 fighters are expected to be produced at an average rate in full production of about 25 to 30 aircraft per year. EDO received an award in 2002 for the second of eleven planned AVEL production lots on the F/A-22.

Weapons delivery systems for the next-generation of small smart bombs is a natural expansion of EDO's core weapons delivery business. EDO, teamed with Lockheed Martin on the Small Diameter Bomb (SDB) program, is developing a weapons carriage system which will be capable of carrying and safely ejecting multiple smart weapons at supersonic speeds. This weapons carriage system is expected to be installed on substantially all U.S. attack aircraft including the F/A-22.

EDO's BRU-57 Multiple-Carriage Smart Bomb Rack developed for the U.S. Air Force increases the capacity of U.S. and international F-16s to carry multiple smart weapons. Production of this system continued in 2002. EDO's BRU-55 provides the same capability for U.S. Navy F/A-18 aircraft.

In addition an award was received in 2002 to produce 600 BRU-46A and BRU-47A Bomb Rack Units for the 40 F-15K aircraft that Boeing is producing for the Republic of Korea.


X-35

EDO production on F-35 JSF will begin after the current five-year design program and extend through 2026



On the F/A-22 program, Lockheed Martin awarded EDO the Raptor of Distinction Subcontractor Award in 2002. The Lockheed Martin Director of the F/A-22 program stated ". . . I am proud to have EDO as a member of Team Raptor."



EDO has manufactured more than 12,600 bomb racks over the past several decades for U.S. and allied aircraft



Due to the outstanding performance improvement provided by our Direction Finding (DF) Encoder Upgrade for the B-1B fleet, the U.S. Air Force requested an accelerated delivery of additional units before the end of 2002

EDO Electronic Warfare (EW) Systems are Battle-Proven and Critical to Mission Success

Our EW systems have a proud heritage based on five decades of combat experience

The AN/ALQ-161A Electronic Countermeasures System, designed and produced by EDO, protects the U.S. Air Force fleet of B-1B bombers from enemy air and ground attack. The Warner Robins Air Logistics Center awarded contracts to EDO in 2002 for continued technical and logistics support. In addition, EDO continued with software updates as well as analysis of future performance improvements for the AN/ALQ-161A system. These activities, coupled with highly rated contract performance, put EDO in position for future defensive system enhancements through the next decade and beyond. ***Total revenue to EDO from the B-1B program for development, production and support is more than $4 billion since the program's inception in the early 1980's.***

The U.S. Navy EA-6B radar-jamming aircraft relies on EDO's AN/ALQ-99 Tactical Support Jamming System to protect strike aircraft operating in hostile air space. EDO continued a multi-year upgrade program in 2002 incorporating new digital technology into the Universal Exciter which supplies the electronic jamming signals for the AN/ALQ-99 system. ***EDO deliveries on this program are ahead of schedule and the company has received outstanding performance assessments from the U.S. Navy.***

EDO's SHORTSTOP Electronic Protection System (SEPS) is an "electronic umbrella" designed to protect troops and equipment from mortar, artillery, and rockets fitted with deadly proximity-fused warheads. In 2002 EDO received contracts for 30 additional systems. Since 1998, over 290 SHORTSTOP systems have been delivered or are on order.

EDO is positioned for future B-1B defensive system enhancements, through the next decade and beyond

EDO's Universal Exciter Upgrade incorporates the latest digital waveform technologies to protect our nation's strike aircraft

EDO Reconnaissance and Surveillance Systems Identify and Classify Threats to Our Security

Critical signal intelligence collection platforms use EDO shipboard and airborne systems

The AN/ALR-95 automatic Electronic Support Measures (ESM) system, developed and produced by EDO under the Antisurface Warfare Improvement Program (AIP), provides threat warning and situational awareness, including signal exploitation through Specific Emitter Identification (SEI) technology, aboard U.S. Navy P-3C Maritime Patrol Aircraft. This state-of-the-art system is a hybrid ESM that combines a wide bandwidth high-probability of intercept subsystem with a narrowband subsystem for manual analysis. ***EDO received awards in 2002 from Lockheed Martin and the U.S. Navy for continued improvements to the system and for the production of eight additional AN/ALR-95 systems.*** Further capability upgrades of this system are planned in the future.

The U.S. Navy's AN/BLQ-10 Sea Sentry multi-channel Electronic Support system is used aboard Virginia and Los Angeles class submarines to provide improved Electronic Warfare capabilities. The Radar Narrow Band (RNB) Subsystem, manufactured by EDO, is a part of the AN/BLQ-10. In 2002, an award was received from Lockheed Martin for three additional RNB subsystems plus spares, bringing the total to date to 14 systems.

The AN/USQ-149 (V) is an Electronic Surveillance system, manufactured by EDO, for use on submarines and aircraft. ***A contract award for a carry-on version of this system was received in 2002 for over $25 million for additional AN/USQ-149 (V) systems.***





The U.S. Navy's P-3C employs the AN/ALR-95 ESM system for threat warning and situational awareness



The AN/BLQ-10 provides improved Electronic Warfare capabilities to U.S. submarine forces



The CS-3701 Electronic Support Measures (ESM) System was developed to provide situational awareness, self-protection and surveillance for U.S. and international navies



EDO's SE-115 Telemetry System is a wireless datalink and navigation pod incorporated in the world's most advanced air combat simulation systems

Military and Commercial Aircraft Worldwide Rely on EDO Antennas

EDO has delivered more than two million antennas for military and commercial applications

EDO received a contract in 2002 from an international customer for the design, qualification, verification testing, fabrication and installation of ESM antenna arrays on airborne platforms. The systems will be used by this customer for border surveillance in identifying and locating hostile RF signal emissions. ***This is the largest single international award for EDO in the antenna products area and supports our strategic objective of substantially increasing EDO's presence overseas.***

The U.S. Defense Supply Center and EDO have signed a four-year, sole-source agreement under which we will supply replacement antennas for most of the U.S. fielded military aircraft. Over fifty different types of antenna are included under this agreement for a wide range of aircraft installations, including F-14, F-15, A-6, C-130, AV-8 and others.

The Commercial Air Transport Division of the Boeing Company awarded EDO a contract in 2002 to provide a fuselage-integrated glideslope antenna for the Boeing 777 aircraft. The antenna will form part of the nose wheel door and will provide the critical elevation profile information required for the runway approach and landing flight phases. ***This contract extends our existing 10-year, long-term agreement with Boeing through 2011.***



Our Circular Array Interferometer (CAI) antenna is a vital sensor on the Swedish Corvette, VISBY



On every Boeing 737 aircraft EDO provides antennas that are critical for navigation, communication, and instrument landings

The World's Newest Ships & Submarines are Protected by EDO Undersea Warfare Systems

Beginning in the 1940s, EDO has deployed over 100 undersea sensor systems installed globally

EDO was selected as part of a team led by Ultra Electronics, the UK-based aerospace and defense electronics group, to provide bow-mounted defensive sonar systems to the United Kingdom's Type 45 naval destroyer program. The initial contract provides for six ships systems to be delivered by 2006. EDO also completed the design phase of the Active Towed Array Sonar System (ALOFTS) in 2002. This contract, won in late 2000, will provide systems for a new class of ships under construction by a Pacific Rim navy.

In 2002, we were awarded a five-year contract to provide AN/SQS-53C sonar arrays to the Naval Sea Systems Command (NAVSEA) for use in U.S. Navy warships. EDO's high-power transducers form the key active sensor used to detect, classify and localize underwater threats to U.S. naval forces.

The next generation of mine sweeping is represented by EDO's AN/ALQ-220 Organic Airborne and Surface Mine Influence Sweep (OASIS).

EDO was awarded a contract in 2002 for System Demonstration and Development of the OASIS, by the U.S. Naval Sea Systems Command. OASIS will provide the U.S. Navy with an airborne mine defense capability that is integrated with carrier and amphibious ready groups. Production of 40 systems is anticipated to begin in 2005.



The AN/SQS-53C sonar array will be used aboard U.S. warships including Arleigh Burke class guided missile destroyers



The U.S. Navy CH-60 Helicopter will conduct mine sweeping operations using the AN/ALQ-220 system



Designed to meet the precision demands of the U.S. Navy and our international allies, EDO's navigation and communications systems are in the forefront of today's antisubmarine and mine-warfare operations



EDO tactical data links provide interoperability between multiple platforms and locations

EDO Technology Enables Effective Command, Control, & Communications on Key Platforms and Installations

Integrated multi-sensor systems are a core EDO capability

EDO's Norwegian Coast Guard Combat System provides new equipment and capabilities including radar, sonars, integrated bridge and navigation systems, helicopter control systems, and communication systems. Through 2002, installation was completed on three Coast Guard cutters; work on a fourth cutter will continue in 2003.

Development of the Interference Cancellation subsystem (INCAN) for the CV-22 Osprey Tilt-Rotor Aircraft continued at EDO in 2002. The INCAN enables on-board radios to allow unimpeded communications under all conditions. Two developmental systems are undergoing environmental testing to be followed by initial production of five INCAN subsystems.



The CV-22 will fulfill the U.S. Special Operations Command (USSOCOM) requirement for long-range insertion and extraction of Special Operations Forces

In 2002 EDO received a contract to produce Co-Site Interference Mitigation Subsystems for the U.S. Coast Guard Class 2 Vessels that are part of the Rescue 21 Program, also known as the National Distress and Response System Modernization Project. Rescue 21 will allow the Coast Guard to receive maritime distress and emergency response alerts, coordinate search and rescue operations, and coordinate responding facilities for missions in coastal and inland waterways.


U.S. COAST GUARD

The Rescue 21, a homeland security effort, allows the U.S. Coast Guard to respond to maritime distress situations

As the prime contractor for NATO's Ship-Shore-Ship Buffer command, control and communication system, EDO continued installation, training, and life-cycle-support in 2002 for systems installed in Norway, Denmark, Greece, and Turkey. The Buffer system produces and transmits an integrated sea and air picture for the command centers in each of the NATO countries.

Today's U.S. War Fighters are Supported by EDO Professional Services and Specialized Test Equipment

EDO's operational experience helps the U.S. Military respond to the changing national threat

EDO completed its second year of support to the U.S. Marine Corps Warfighting Laboratory in Quantico, Virginia under a contract won in 2001. Under the contract, issued by the Marine Corps Systems Command, EDO's Professional Services Division provides a full range of services. These include the development of operational concepts employing new weapons systems and tactics, and the design, monitoring and evaluation of combat exercises that test and refine future warfighting methods and techniques.

Continuing its support to the Naval Sea Systems Command (NAVSEA), which now extends over two decades, EDO received awards in 2002 to provide a broad range of program management, acquisition and support services. Recent contracts include engineering, program management, analytical, logistical and information technology support for the Undersea Weapons Program Office and the AEGIS Combat Systems Production Support Team.

The AN/PLM-4 Radar Signal Simulator (RSS), designed and developed by EDO, allows flight-line testing of Electronic Warfare systems on the U.S. Air Force's A-10, B-1B, B-2, B-52H, C-130, C-141, F-15, F-16 and other aircraft. ***EDO received a task order in 2002 from the U.S. Air Force, Warner Robins Air Logistics Center, for an additional 88 AN/PLM-4 systems.*** If all options are exercised, the number of flight-line RSS's manufactured and delivered domestically and internationally on this and other contracts will exceed 600.



Fleet Readiness: The USS Camden (AOE-2) refuels the USS Abraham Lincoln (CVN-72) and the Aegis Cruiser USS Shiloh (CG-67) with USS Crommelin (FFG-37) in waiting station



EDO has worked with the Marine Corps Warfighting Laboratory in Quantico, Virginia, since the Lab's inception



EDO's latest flight-line test equipment product is the AN/PLM-4 used to test aircraft radar warning systems



Computerized, precision multi-axis surfacing machine used to fabricate the leading- and trailing-edge fairings for EDO's BRU-57 Multiple-Carriage Smart Bomb Rack

EDO Composite Structures are being Incorporated into Next-Generation Aircraft

Composite structures offer reduced weight, lower cost and resistance to environmental damage

Based on its proven capabilities for the design and manufacture of complex composite structures, *EDO received multiple contracts from Sikorsky in 2002 for the design and fabrication of composite structures for the advanced RAH-66 Comanche helicopter.* Included was a contract for the advanced composite Torque Box which is part of the Integrated Retractable Aircraft Munitions System (IRAMS) for this helicopter. The IRAMS Torque Box provides the mounting platform for the Hellfire Missile and other weapons systems. In general, these contracts include engineering and manufacturing development as well as low-rate initial production, and run through 2009.

For the fourth year in a row EDO continued in 2002 as a "Gold" rated supplier to Boeing Seattle for composite holding tanks. EDO is currently mid-way through a five-year contract as the exclusive supplier of vacuum waste tanks for installation aboard every Boeing commercial aircraft platform.


767

EDO is the exclusive supplier of fiber composite vacuum holding tanks for all Boeing commercial aircraft

During 2002, EDO continued to position itself for future production of composite structures on advanced aircraft programs such as the Boeing Unmanned Combat Air Vehicle (UCAV). Following EDO's successful development and fabrication of wing components for the X-45A-model UCAV, ***Boeing St. Louis awarded us a contract in 2002 to fabricate developmental wing test parts for the X-45B-model UCAV.*** Numerous opportunities exist on the UCAV program for the application of EDO-manufactured composite components.



Sikorsky awarded EDO a contract in 2002 to develop an advanced composite torque box for the RAH-66 Comanche helicopter

At EDO, Tomorrow's Systems are Today's Research and Development Projects



Swarmer Carriage System

Swarmer Carriage System

EDO continued its development of the Swarmer Carriage System (SCS) in 2002. This system combines EDO's state-of-the-art weapons interface electronics with pneumatic suspension and release technologies to form the latest in smart weapons carriage. In 2002, an SCS system was delivered as part of a Cooperative Research and Development Agreement (CRADA) with the Eglin Air Force Base Armament Directorate. U.S. Air Force fit checks and smart weapons loading demonstrations were successfully completed. An in-flight weapons release from an F-16 aircraft is planned early in 2003.

Antenna Element Design

EDO's technology development efforts during 2002 included a U.S. Army Contract award in support of advancements in electrically small, gain-efficient broad bandwidth antenna element design. This revolutionary technology reduces low frequency antenna size for pilotless vehicles and strike aircraft and has progressed from successful computer modeling in 2002 to prototype hardware development in 2003.

Synchronous Signal Processing Circuit

During 2002, EDO designed and built a synchronous signal processing circuit that can be incorporated into most sonar detection circuits. This signal processing circuit can be used with a number of ceramic transducers, and it is envisioned that this capability will become an integral part of EDO acoustic system designs in the future. The design was implemented in a way that facilitates its use with today's ship-board data networks and accommodates new data transmission technologies that will be incorporated in these networks in the future.



Digital Signal Processing Card

End-to-End Test System



Radar Signal Simulator



Computer Interface



RF Measurement Device

Digital Signal Processing Card

New Digital Signal Processing (DSP) technology provides improved performance and added functionality for EDO ELINT/ESM systems which will be used for detecting and locating new signals found at sea and on the battlefield. This technology coupled with smaller, lighter receivers provides the building blocks for upgrades to existing systems as well as gateways to new architectures and applications. In 2002, EDO developed a new DSP-based single card solution for signal processing to be used in the E-2C Hawkeye aircraft. Using large state-of-the-art field-programmable gate arrays, this design is being expanded in 2003 to handle even wider bandwidths needed for special signals and high speed interception.

RF Measurement Device

EDO developed an RF Measurement Device that expands the functionality of our Radar Signal Simulator (AN/PLM-4) to a complete End-to-End Test System (ETETS). This development will provide users with the unique capability to develop their own Test Program Sets for individual systems through the use of an EDO-supplied software program. The ETETS will be the first of its kind in a portable, battery-powered system configuration.

Electronic Warfare/Information Warfare (EW/IW)

EDO is continuing to develop the next-generation EW/IW Exciter to address tomorrow's radar and communication threats. In 2002 EDO completed an architecture and design feasibility study of the Exciter's modulation generator. In 2003 we will build a state-of-the-art prototype to allow laboratory evaluation and testing by the U.S. Government and EDO. This next-generation architecture will be compatible with the U.S. Navy EA-18G and the U.S. Air Force B-52, the Miniature Air-Launched Decoy (MALD), and the Unmanned Combat Aerial Vehicle (UCAV).

Financial Review

SELECTED FINANCIAL DATA
EDO CORPORATION AND SUBSIDIARIES
(NOT COVERED BY INDEPENDENT AUDITORS' REPORTS)

	2002	2001	2000	1999	1998
	(in thousands, except per share amounts)				
Statement of Earnings Data:					
Net sales	$ 328,876	$ 259,961	$ 206,822	$ 97,936	$ 81,403
Costs and expenses:					
Cost of sales	240,850	189,733	151,512	72,337	57,817
Selling, general and administrative	47,584	34,013	29,205	13,602	11,649
Research and development	8,492	8,750	5,371	2,748	2,382
Unusual expenses (income)[a]	2,565	389	11,495	–	(2,200)
	299,491	232,885	197,583	88,687	69,648
Operating earnings	29,385	27,076	9,239	9,249	11,755
Net interest expense	(4,956)	(2,216)	(2,438)	(785)	(428)
Other non-operating (expense) income, net	(95)	(971)	(216)	230	(100)
	(5,051)	(3,187)	(2,654)	(555)	(528)
Earnings before income taxes and cumulative effect of a change in accounting principle	24,334	23,889	6,585	8,694	11,227
Income tax expense	(10,342)	(9,210)	(5,264)	(2,610)	(880)
Earnings (loss) before cumulative effect of a change in accounting principle from:					
Continuing operations	13,992	14,679	1,321	6,084	10,347
Discontinued operations	–	273	–	(4,064)	(2,116)
Earnings before cumulative effect of a change in accounting principle	13,992	14,952	1,321	2,020	8,231
Cumulative effect of a change in accounting principle, net of tax of $790[b]	(3,363)	–	–	–	–
Dividends on preferred shares[c]	–	194	881	1,000	1,063
Net earnings available for common shares	$ 10,629	$ 14,758	$ 440	$ 1,020	$ 7,168
Per Common Share Data:					
Basic net earnings (loss):					
Continuing operations	$ 0.82	$ 1.14	$ 0.05	$ 0.76	$ 1.42
Discontinued operations	–	0.02	–	(0.61)	(0.33)
Basic net earnings before cumulative effect of a change in accounting principle	0.82	1.16	0.05	0.15	1.09
Cumulative effect of a change in accounting principle	(0.20)	–	–	–	–
Basic net earnings	$ 0.62	$ 1.16	$ 0.05	$ 0.15	$ 1.09
Diluted net earnings (loss):					
Continuing operations	$ 0.81	$ 1.09	$ 0.05	$ 0.65	$ 1.21
Discontinued operations	–	0.02	–	(0.50)	(0.27)
Diluted net earnings before cumulative effect of a change in accounting principle	0.81	1.11	0.05	0.15	0.94
Cumulative effect of a change in accounting principle	(0.20)	–	–	–	–
Diluted net earnings	$ 0.61	$ 1.11	$ 0.05	$ 0.15	$ 0.94
Cash dividends per common share	$ 0.12	$ 0.12	$ 0.12	$ 0.12	$ 0.115
Weighted-average common shares outstanding:					
Basic	17,080	12,776	9,601	6,701	6,549
Diluted	17,379	14,254	10,662	8,032	7,785

SELECTED FINANCIAL DATA (CONTINUED)

EDO CORPORATION AND SUBSIDIARIES
(NOT COVERED BY INDEPENDENT AUDITORS' REPORTS)

	2002	2001	2000	1999	1998
		(in thousands, except per share amounts)			
Other Data:					
EBITDAP[d]	$ 51,184	$ 37,037	$ 27,307	$ 11,127	$ 9,606
Depreciation and amortization	11,321	11,396	9,441	3,390	2,343
Capital expenditures	7,093	14,298	3,861	4,032	3,133
Backlog	375,029	294,812	252,888	133,880	130,151
Consolidated Balance Sheet Data:					
Cash, cash equivalents, marketable securities and restricted cash	$ 159,860	$ 58,031	$ 16,621	$ 29,642	$ 33,510
Working capital	204,382	105,177	37,552	35,110	32,674
Total assets	481,574	285,630	214,254	124,491	124,630
Total debt[e]	137,800	463	49,444	36,483	43,732
Shareholders' equity	168,273	174,498	65,818	40,241	38,051
Reconciliation of GAAP Earnings to EBITDAP:					
Earnings before income taxes and cumulative effect of a change in accounting principle	$ 24,334	$ 23,889	$ 6,585	$ 8,694	$ 11,227
Merger-related costs	567	1,318	11,495	–	–
Defined benefit pension plan curtailment loss	1,998	–	–	–	–
Post-retirement curtailment gain	–	(929)	–	–	–
Litigation settlement income	–	–	–	–	(2,200)
Net interest expense	4,956	2,216	2,438	785	428
Depreciation and amortization	11,321	11,396	9,441	3,390	2,343
Subtotal - EBITDA	43,176	37,890	29,959	12,869	11,798
Pension expense (income)	3,965	(2,634)	(4,495)	(1,742)	(2,192)
Employee Stock Ownership Plan compensation expense	4,043	1,781	1,843	–	–
EBITDAP	$ 51,184	$ 37,037	$ 27,307	$ 11,127	$ 9,606

a. Reflects $0.2 million and $0.4 million in 2002 for the write-off of purchased in-process research and development ("IPR&D") and other merger-related costs, respectively, associated with our acquisition of the assets of Condor Systems, Inc., as well as a $2.0 million curtailment loss associated with our defined benefit pension plan; a $0.9 million post-retirement curtailment gain in 2001; $1.3 million and $11.5 million in the years 2001 and 2000, respectively, for the write-off of IPR&D (in 2000); and other EDO-AIL merger-related costs (in 2001 and 2000); and $2.2 million in 1998 of litigation settlement income.

b. Upon adoption of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets," we recorded a cumulative effect of a change in accounting principle effective January 1, 2002. See Note 1(g) to the consolidated financial statements as of and for the year ended December 31, 2002.

c. ESOP Convertible Cumulative Preferred Shares, Series A. On March 8, 2001, all outstanding preferred shares were converted into common shares. No preferred dividends were paid after March 8, 2001.

d. EBITDAP consists of earnings from continuing operations before interest, taxes, depreciation, amortization and non-cash pension and non-cash employee stock ownership plan compensation expense, excluding a defined benefit pension plan curtailment loss in 2002, a post-retirement curtailment gain in 2001, the write-off of IPR&D in 2002 and 2001, merger-related costs in 2002, 2001 and 2000, and litigation settlement income in 1998. Items excluded from EBITDAP are significant components in understanding and assessing our financial performance. EBITDAP is a measure commonly used by financial analysts and investors to evaluate financial results of companies in our defense and aerospace industry and, therefore, we believe it provides useful information to investors. EBITDAP should not be considered in isolation or as an alternative to net income, cash flows generated by operations, investing or financing activities, or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity. Because EBITDAP is not a measure of financial performance determined in accordance with accounting principles generally accepted in the United States and is susceptible to varying calculations among companies, EBITDAP as presented may not be comparable to similarly titled measures of other companies.

e. Includes note payable, Employee Stock Ownership Trust loan obligation and current portions of long-term debt.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations

OVERVIEW

EDO Corporation (the "Company") is a leading supplier of sophisticated, highly engineered products and systems for defense, aerospace and industrial applications. We believe our advanced electronic, electromechanical systems, information systems and engineered materials are mission-critical, standard equipment on a wide range of military programs. We have three reporting segments: Defense, Communications and Space Products, and Engineered Materials, which represented 74%, 14% and 12%, respectively, of our net sales for the year ended December 31, 2002.

Our Defense segment provides integrated front-line warfighting systems and components including electronic warfare, radar countermeasures systems, reconnaissance and surveillance systems, aircraft weapons suspension and release systems, airborne mine countermeasures systems, integrated combat and sonar systems, command, control and communications systems and professional, operational, technical and information technology services for military forces and governments worldwide. Our Communications and Space Products segment supplies antenna products and ultra-miniature electronics and systems for the remote sensing and electronic warfare industries. Our Engineered Materials segment supplies commercial and military piezo-electric ceramic products and advanced fiber composite structural products for the aircraft, communication, navigation, chemical, petrochemical, paper and oil industries.

ACQUISITIONS AND DISPOSITION

On July 26, 2002, we acquired substantially all of the assets of Condor Systems, Inc., a privately-held defense electronics company and its subsidiary (together, "Condor") based in Morgan Hill and Simi Valley, California for $61.9 million in cash, in addition to transaction costs of $4.1 million, and the assumption of certain normal employee benefit obligations, certain trade and supplier payables and certain other accrued liabilities, primarily related to contract loss reserves. We also assumed $28.0 million in outstanding standby letters of credit. Condor had been operating under the protection of Chapter 11 of the U.S. Bankruptcy Code. We expect the acquisition of Condor to expand our electronic warfare business in the areas of reconnaissance and surveillance systems and communications and countermeasures systems. Condor became part of our Defense and Communications and Space Products segments and was accretive to earnings in 2002.

In October 2001, we acquired Dynamic Systems, Inc., a privately-held company based in Alexandria, Virginia for $13.9 million in cash, including transaction costs. Dynamic Systems, Inc. became part of our Defense segment and provides professional and information technology services primarily to the Department of Defense and other government agencies. For the 12-month period prior to the acquisition, Dynamic Systems Inc. had revenues of approximately $15.0 million.

On April 28, 2000, one of our wholly-owned subsidiaries merged with AIL Technologies Inc. ("AIL"). Under the merger agreement and share purchase agreements with certain AIL shareholders, all of the outstanding shares of common stock and preferred stock of AIL were exchanged for 6,553,194 newly-issued EDO common shares valued at $39.4 million and cash payments aggregating $13.3 million. The merged company assumed AIL debt of $29.7 million. Of the newly-issued shares, 5,270,540 were held in trust by AIL's Employee Stock Ownership Plan (the "AIL ESOP"). As of January 1, 2001, the AIL ESOP and the existing EDO Employee Stock Ownership Plan ("EDO ESOP") were merged into a single plan (the "ESOP"). As of March 8, 2001, the existing preferred shares in the EDO ESOP were converted into approximately 1,067,281 of our common shares. In our public offering completed October 30, 2001, the ESOP sold 1,458,900 shares reducing its ownership of EDO to about 23% of outstanding common shares as of December 31, 2001. As of December 31, 2002, the ESOP owns approximately 22% of outstanding common shares.

Each of the above acquisitions has been accounted for as a purchase business combination and is included in our results of operations from its acquisition date. The results of operations for the periods presented are affected by the timing of these acquisitions.

In January 2000, we sold our satellite orientation sensor products business, Barnes Engineering Company. Accordingly, our consolidated financial statements treat the satellite products business as a discontinued operation. Revenues, costs and expenses, assets and liabilities, and cash flows associated with the satellite products business have been excluded from the respective captions in the consolidated financial statements and discussion below.

DISCUSSION OF CRITICAL ACCOUNTING POLICIES

We make estimates and assumptions in the preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe that the following discussion addresses our critical accounting policies, which are those that are most important to the portrayal of our consolidated financial condition and results of operations and which require our most difficult and subjective judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The following is a brief discussion of the critical accounting policies employed by us:

Revenue Recognition

Sales under long-term, fixed-price contracts, including pro-rata profits, are generally recorded based on the relationship of costs incurred to date to total projected final costs or, alternatively, as deliveries and other milestones are achieved or services are provided. These projections are revised throughout the lives of the contracts. Adjustments to profits resulting from such revisions are made cumulative to the date of change and may affect current period earnings.

Our gross profit is affected by a variety of factors, including the mix of products, systems and services sold, production efficiencies, price competition and general economic conditions. Estimated losses on long-term contracts are recorded when identified. Sales under cost reimbursement contracts are recorded as costs are incurred. Sales on other than long-term contract orders (principally commercial products) are recorded as shipments are made.

Inventories

Inventories under long-term contracts and programs reflect all accumulated production costs, including factory overhead, initial tooling and other related costs (including general and administrative expenses relating to certain of our defense contracts), less the portion of such costs charged to cost of sales. Inventory costs in excess of amounts recoverable under contracts and which relate to a specific technology or application and which may not have alternative uses are charged to cost of sales when such circumstances are identified. All other inventories are stated at the lower of cost (principally first-in, first-out method) or market.

From time to time, we manufacture certain products prior to receiving firm contracts in anticipation of future demand. Such costs are inventoried and are incurred to help maintain stable and efficient production schedules.

Several factors may influence the sale and use of our inventories, including our decision to exit a product line, technological change, new product development and/or revised estimates of future product demand. If inventory is determined to be overvalued due to one or more of the above factors, we would be required to recognize such loss in value at the time of such determination.

Under the contractual arrangements by which progress payments are received, the United States Government has a title to or a security interest in the inventories identified with related contracts.

Property, Plant and Equipment and Other Long-Lived Assets

Property, plant and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of such assets. Leasehold improvements are amortized over the shorter of their estimated useful lives or their respective lease periods. In those cases where we determine that the useful life of property, plant and equipment should be shortened, we would depreciate the net book value in excess of the salvage value over its revised remaining useful life thereby increasing depreciation expense. Factors such as technological advances, changes to our business model, changes in our capital strategy, changes in the planned use of equipment, fixtures, software or changes in the planned use of facilities could result in shortened useful lives.

Long-lived assets, other than goodwill, are reviewed by us for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. The estimate of cash flow is based upon, among other things, certain assumptions about expected future operating performance. Our estimates of undiscounted cash flow may differ from actual cash flow due to factors such as technological changes, economic conditions, changes to our business model or changes in our operating performance. If the sum of the undiscounted cash flows, excluding interest, is less than the carrying value, we would recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset.

In accordance with Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets," goodwill must be tested at least annually for impairment at the reporting unit level. If an indication of impairment exists, we are required to determine if such goodwill's implied fair value is less than its carrying value in order to determine the amount, if any, of the impairment loss required to be recorded. Impairment indicators include, among other conditions, cash flow deficits, an historic or anticipated decline in revenue or operating profit, adverse legal or regulatory developments, accumulation of costs significantly in excess of amounts originally expected to acquire the asset and a material decrease in the fair value of some or all of the assets.

Pension and Post-Retirement Benefit Obligations

We sponsor defined benefit pension and other retirement plans in various forms covering all eligible employees. Several statistical and other factors which attempt to anticipate future events are used in calculating the expense and liability related to the plans. These factors include assumptions about the discount rate, expected return on plan assets and rate of future compensation increases as determined by us, within certain guidelines and in conjunction with our actuarial consultants. In addition, our actuarial consultants also use subjective factors such as withdrawal and mortality rates to estimate the expense and liability related to these plans. The actuarial assumptions used by us may differ significantly, either favorably or unfavorably, from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants.

FINANCIAL HIGHLIGHTS

For 2002, earnings before cumulative effect of a change in accounting principle available for common shares were $14.0 million or $0.81 per diluted share. In 2002, we recorded a $3.4 million net of tax charge ($0.20 per diluted share) to account for the cumulative effect of a change in accounting principle upon our adoption of SFAS No. 142, "Goodwill and Other Intangible Assets." This charge occurred in the Engineered Materials segment and is comprised of $2.3 million and $1.9 million of impaired goodwill and trademark, respectively, offset by a tax benefit of $0.8 million. Including the cumulative effect, net earnings available for common shares were $10.6 million or $0.61 per diluted share. The 2002 results include pretax merger-related costs of $0.6 million associated with our acquisition of Condor in July 2002 and a pretax defined benefit pension plan curtailment loss of $2.0 million.

Net sales for 2002 increased 26.5% to $328.9 million from $260.0 million for 2001, reflecting five months of Condor's net sales in 2002, as well as increases in sales of technology services attributable to twelve months of Dynamic Systems' net sales in 2002 as compared to approximately three months in 2001 due to its acquisition in October 2001. In addition, there were increases in sales of electronic warfare equipment, aircraft weapons suspension and release systems, sonar systems, antenna products, electro-ceramic products and advanced fiber composite structural products, partially offset by a net decrease in our remaining product lines. Results of the former Condor business were included from the acquisition date of July 26, 2002 and accounted for approximately $36.3 million or 11.1% of 2002 net sales.

On April 2, 2002, we completed our offering of $137.8 million of 5.25% Convertible Subordinated Notes due 2007 (the "Notes") and received $133.7 million, net of commissions paid. On November 8, 2002, we negotiated with a consortium of banks to increase our credit facility's borrowing capacity from $69.0 million to $140.0 million and again, on December 20, 2002, from $140.0 million to its current limit of $200.0 million.

On October 30, 2001, we completed a public offering of 3,716,100 shares of our common stock, resulting in net proceeds to us of approximately $81.5 million. On November 27, 2001, we completed the redemption of all of our outstanding 7% Convertible Subordinated Debentures due 2011 (the "Debentures"). Debentures with an aggregate outstanding face value of $22.1 million were converted into 1,005,250 common shares and Debentures with an aggregate face value of $0.2 million were redeemed for cash plus accrued interest.

RESULTS OF OPERATIONS

COMPARISON OF 2002 TO 2001

Net sales by segment were as follows:

Segment	Twelve Months Ended December 31, 2002	Twelve Months Ended December 31, 2001	Increase From Prior Period
	(dollars in millions)		
Defense	$ 243.5	$ 183.5	32.7%
Communications and Space Products	47.3	40.0	18.3%
Engineered Materials	38.1	36.5	4.5%
Total	$ 328.9	$ 260.0	26.5%

Net sales for the year ended December 31, 2002 increased 26.5% to $328.9 million from $260.0 million of net sales from continuing operations for the year ended December 31, 2001. This increase comprised sales growth of $60.0 million for the Defense segment, $7.3 million for the Communications and Space Products segment and $1.6 million for the Engineered Materials segment.

In the Defense segment, $28.7 million or 47.8% of the net increase was attributable to five months of sales of Condor since its acquisition on July 26, 2002. Additionally in the Defense segment, there were increases in sales of technology services attributable to twelve months of Dynamic Systems' net sales in 2002 as compared to approximately three months in 2001 due to its acquisition in October 2001, electronic warfare equipment attributable in part to the Universal Exciter Upgrade program, aircraft weapons suspension and release systems due in part to efforts on the production phase of the AMRAAM Vertical Eject Launcher program for the F-22, efforts on the production lots of the BRU-57 Multiple-Carriage Smart Bomb Rack platform with the U.S. Air Force, efforts on the Joint Strike Fighter's suspension and release subsystem and weapons release units programs and development efforts associated with the Small Diameter Bomb program. There was also an increase in our sales of undersea sonar systems. These increases in the Defense segment were partially offset most notably by the decreases in sales of mine countermeasures systems as well as integrated combat systems, the latter of which was due primarily to the delay in orders anticipated to be awarded to us in 2002 from international customers.

In the Communications and Space Products segment, $7.6 million of the net increase in sales was attributable to sales of electronic protection systems from the aforementioned acquisition of Condor. Additionally, sales increases in our antenna product line were more than offset by decreases in sales of our space sensor communication products.

In the Engineered Materials segment, there were increases in sales of electro-ceramic products, attributable to transducers and sonar arrays, and advanced fiber composite structural products.

Operating earnings for the year ended December 31, 2002 were $32.0 million or 9.7% of net sales, before the write-off of $0.2 million of purchased in-process research and development ("IPR&D") and $0.4 million of other merger-related costs associated with our acquisition of the assets of Condor, as well as a $2.0 million defined benefit pension plan curtailment loss. This compares to operating earnings for the year ended December 31, 2001 of $27.5 million or 10.6% of net sales, before EDO-AIL merger-related costs of $1.3 million and a post-retirement benefits curtailment gain of $0.9 million. Including the respective aforementioned charges or gain in each year, operating earnings for the year ended December 31, 2002 were $29.4 million or 8.9% of net sales compared to $27.1 million or 10.4% of net sales for the year ended December 31, 2001. The decrease in operating margin for the year ended December 31, 2002 compared to the year ended December 31, 2001 was due primarily to the recording of $6.0 million of defined benefit pension plan expense, which includes $2.0 million of a curtailment loss, and ESOP compensation expense of $4.0 million in 2002 compared to $2.6 million of pension income and $1.8 million of ESOP compensation expense in 2001. The change to pension expense in 2002 from pension income in 2001 was due primarily to continued poor performance of plan assets invested in the stock market and the lowering of the discount rate in 2002 reflecting the general decline in interest rates. Additionally, pension expense in 2002 included a $2.0 million curtailment loss upon an amendment to the pension plan whereby benefits accrued were frozen as of December 31, 2002. The increase in ESOP compensation expense is attributable in part to our higher average stock price in 2002 compared to 2001. Pension and ESOP compensation expense or income is allocated between cost of sales and selling, general and administrative expense.

The Defense segment's operating earnings for the year ended December 31, 2002 were $28.7 million or 11.8% of this segment's net sales compared to operating earnings for the year ended December 31, 2001 of $21.9 million or 11.9% of this segment's net sales. The increase in operating earnings in the Defense segment is due primarily to the completion of some MK-105 Mod 4 mine countermeasures systems in 2002 and final deliveries of Lots 4 and 5 of the Universal Exciter

Upgrade program resulting in additional profit based on final costs at completion compared to prior estimates. These increases were offset in part by a decrease in aircraft weapons suspension and release systems resulting from a shift from primarily production efforts last year to lower-margin non-recurring development efforts on recently awarded long-term programs. The Communications and Space Products segment's operating loss for the year ended December 31, 2002 was $0.4 million or 0.9% of this segment's net sales compared to a loss of $0.4 million or 1.0% of this segment's net sales in 2001. Included in the 2002 operating loss was a $1.5 million charge taken in the first quarter to provide for manufacturing inefficiencies resulting from lowering our production levels of the Ku-Band down converter. Such production level decrease was prompted primarily by one of our primary customer's decrease in its forecasted demand for our Ku-Band down converters. The Engineered Materials segment's operating earnings for the year ended December 31, 2002 were $3.2 million or 8.3% of this segment's net sales compared to operating earnings for the year ended December 31, 2001 of $4.6 million or 12.6% of this segment's net sales. The net decrease in the Engineered Materials segment's operating earnings was due primarily to the aforementioned pension expense in 2002 compared to pension income in 2001, as well as a decrease in contribution from fiber composite waste tanks, due primarily to the commercial aviation industry's decreased demand for such tanks in 2002.

Selling, general and administrative expenses for the year ended December 31, 2002 increased to $47.6 million or 14.5% of net sales from $34.0 million or 13.1% of net sales for the year ended December 31, 2001. This increase was primarily attributable to the acquisition of Condor in July 2002, twelve months of Dynamic Systems' expenses in 2002, and the aforementioned change to pension expense in 2002 compared to pension income in 2001 and increased ESOP compensation expense.

Research and development expense for the year ended December 31, 2002 decreased to $8.5 million or 2.6% of net sales from $8.8 million or 3.4% of net sales for the year ended December 31, 2001. The decrease was primarily attributable to higher expenditures in the Communications and Space Products segment in 2001 relating to fiber optics product development.

Interest expense, net of interest income, for the year ended December 31, 2002 increased 123.6% to $5.0 million from $2.2 million for the year ended December 31, 2001, due primarily to interest expense associated with our $137.8 million principal amount Notes, increased amortization expense of deferred debt issuance costs associated with the offering of the Notes and increased amortization of deferred financing costs associated with our credit facility amended in November 2002, partially offset by an $0.8 million increase in interest income due primarily to a higher average cash and cash equivalent balance resulting from our offering of the Notes in April 2002 and stock offering in 2001. Interest expense for the year ended December 31, 2001 consisted primarily of interest expense on our Debentures, which were fully converted into common shares or redeemed in the fourth quarter of 2001.

Income tax expense reflects our effective rate of 42.5% for the year ended December 31, 2002 compared to 38.6% for the year ended December 31, 2001. The increase in the effective tax rate was principally attributable to the increased amount of non-deductible, non-cash ESOP compensation expense and increase in state taxes in 2002.

For the year ended December 31, 2002, earnings available for common shares before cumulative effect of a change in accounting principle decreased to $14.0 million or $0.81 per diluted common share on 17.4 million diluted shares from $14.8 million or $1.11 per diluted common share on 14.3 million diluted shares for the year ended December 31, 2001. For the year ended December 31, 2002, net earnings available for common shares after the cumulative effect of a change in accounting principle decreased to $10.6 million or $0.61 per diluted common share on 17.4 million diluted shares from $14.8 million or $1.11 per diluted common share on 14.3 million diluted shares for the year ended December 31, 2001. The cumulative effect of a change in accounting principle for the year ended December 31, 2002 was recorded as of January 1, 2002 and is shown net of a tax benefit of $0.8 million on the consolidated statement of earnings. This charge pertained to the impairment of goodwill and a trademark resulting from impairment tests performed in 2002, as required by SFAS No. 142. The impairment occurred in the Engineered Materials segment and is comprised of the following: $2.2 million and $1.9 million of goodwill and a trademark, respectively, related to our acquisition of Specialty Plastics and $0.1 million of goodwill related to our acquisition of Zenix.

Dividends on preferred shares for the year ended December 31, 2001 were $0.2 million. On March 8, 2001, we converted all of our outstanding preferred shares into 1,067,281 common shares. No preferred dividends were paid after March 8, 2001.

COMPARISON OF 2001 TO 2000

Net sales by segment were as follows:

Segment	Twelve Months Ended December 31, 2001	2000	Increase From Prior Period
	(dollars in millions)		
Defense	$ 183.5	$ 142.0	29.0%
Communications and Space Products	40.0	30.0	33.0%
Engineered Materials	36.5	34.8	5.0%
Total	$ 260.0	$ 206.8	26.0%

Net sales for the year ended December 31, 2001 increased 26.0% to $260.0 million from $206.8 million for the year ended December 31, 2000. This increase comprised sales growth of $41.5 million for the Defense segment, $10.0 million for the Communications and Space Products segment and $1.7 million for the Engineered Materials segment. Of this sales growth, $26.9 million in the Defense segment and $10.0 million in the Communications and Space Products segment was attributable to the EDO-AIL merger. Since the EDO-AIL merger was completed at the end of April 2000, the twelve months of 2000 reflected eight months of combined operations, while 2001 reflected a full twelve months of combined operations. In addition, there were increases in sales of aircraft weapons suspension and release systems, integrated combat systems, technology services, electro-ceramic products and advanced fiber composite structural products for the year ended December 31, 2001 compared to the year ended December 31, 2000.

Operating earnings from continuing operations for the year ended December 31, 2001 (before considering one-time EDO-AIL merger-related costs of $1.3 million in 2001 and $11.5 million in 2000 and before a post-retirement benefits curtailment gain of $0.9 million in 2001) increased to $27.5 million or 10.6% of net sales from $20.7 million or 10.0% of net sales for the year ended December 31, 2000. The increase in operating earnings was attributable to the EDO-AIL merger as well as earnings from completed mine countermeasures contracts and increased margins in electro-ceramic products. These increases were partially offset by losses in the Communications and Space Products segment on development programs. For the year ended December 31, 2001, net earnings available for common shares increased to $14.8 million or $1.11 per diluted common share on 14.3 million diluted shares from $0.4 million or $0.05 per diluted common share on 10.7 million diluted shares for the year ended December 31, 2000.

Selling, general and administrative expenses for the year ended December 31, 2001 increased to $34.0 million or 13.1% of net sales from $29.2 million or 14.1% of net sales for the year ended December 31, 2000. This increase was primarily attributable to the EDO-AIL merger and increased bid and proposal costs.

Research and development expense for the year ended December 31, 2001 increased to $8.8 million or 3.4% of net sales from $5.4 million or 2.6% of net sales for the year ended December 31, 2000. The increase was primarily attributable to expenditures in the Communications and Space Products segment relating to fiber optics product development.

Interest expense, net of interest income, for the year ended December 31, 2001 decreased to $2.2 million from $2.4 million for the year ended December 31, 2000.

Income tax expense reflected our effective rate of 38.6% for the year ending December 31, 2001. This compares to an income tax expense at an effective rate of 79.9% for the year ended December 31, 2000. The effective tax expense of 79.9% for the year ended December 31, 2000 was principally attributable to a write-off of $6.7 million of purchased in-process research and development and other expenses associated with the EDO-AIL merger that were not deductible for income tax purposes.

Dividends on preferred shares for the year ended December 31, 2001 decreased to $0.2 million from $0.9 million for the year ended December 31, 2000, due to the conversion of all outstanding preferred shares into 1,067,281 common shares on March 8, 2001. No preferred dividends were paid after March 8, 2001.

IN-PROCESS RESEARCH AND DEVELOPMENT

For the year ended December 31, 2002, IPR&D of $0.2 million related to a Condor project that had not reached technological feasibility and that had no alternative future uses. The amount allocated to such project was expensed as of the date of the acquisition.

For the year ended December 31, 2001, IPR&D of $6.7 million related to an AIL project that had not reached technological feasibility and that had no alternative future uses. The amount allocated to such project was expensed as of the date of the EDO-AIL merger. This development project related to a generic satellite subsystem called a Ku-Ku Band Down Converter for the fixed satellite service market. The converter represented a single channel providing signal conversion from uplink frequencies in the 14GHz range to the downlink frequencies in the 12GHz range. At the time of the EDO-AIL merger, it was estimated that 90% of the development effort had been completed and the remaining development effort would take about six months to complete. This project was completed, resulting in sales of Ku-Ku Band Converters in 2001. During 2000 and the first six months of 2001, the efforts required to develop the in-process technology of this project into commercially viable products principally related to the completion of planning, designing, prototyping and testing functions that were necessary to establish that the down converter produced would meet its design specifications, including technical performance features and functional requirements.

LIQUIDITY AND CAPITAL RESOURCES

Balance Sheet

Our cash, cash equivalents and marketable securities increased 128.3% to $132.5 million at December 31, 2002 from $58.0 million at December 31, 2001. This increase was due primarily to the aforementioned issuance of the Notes in April 2002, which resulted in gross cash proceeds of $137.8 million before commissions of $4.1 million, and cash provided by operations of $31.9 million. The increase in cash and cash equivalents was offset by $59.0 million paid for the acquisition of Condor in July 2002, net of cash acquired, $4.1 million paid for transaction costs related to the Condor acquisition, $27.3 million of cash restricted to collateralize outstanding letters of credit, $7.1 million for the purchase of capital equipment and $2.4 million for the payment of common share dividends.

During 2001, cash, cash equivalents and marketable securities increased to $58.0 million from $16.6 million, primarily due to the receipt of net proceeds of approximately $81.5 million from the sale of 3,716,100 common shares, $14.1 million provided by operations and $1.9 million from the exercises of stock options. These increases were partially offset by uses of $13.9 million for the acquisition of Dynamic Systems, $14.3 million for purchases of capital equipment, $3.2 million for the repurchase of Debentures, $4.9 million for the payment in full of the EDO ESOP loan obligation and $2.1 million for payment of common and preferred dividends.

Restricted cash of $27.3 million at December 31, 2002 represents collateral backing 105% of outstanding letters of credit assumed in connection with the acquisition of Condor. As the letters of credit expire or are cancelled, the collateral will be released. In the fourth quarter of 2002, we increased our credit facility to $200.0 million, which will allow for issuance of letters of credit under the amended facility and the release of restricted cash.

Accounts receivable increased 20.6% to $100.6 million at December 31, 2002 from $83.4 million at December 31, 2001 due primarily to the acquisition of Condor. Excluding the effects of Condor, accounts receivable increased $2.5 million from December 31, 2001.

Inventories increased 41.3% to $32.4 million at December 31, 2002 from $22.9 million at December 31, 2001 due primarily to the acquisition of Condor. Excluding the effects of Condor, inventories increased $2.9 million from December 31, 2001.

The notes receivable of $3.0 million at December 31, 2002 (of which $0.4 million is included in current assets at December 31, 2002) are comprised of a note related to the sale of property in Deer Park in June 2000, which had a balance of $1.1 million at December 31, 2002, and $1.9 million in notes related to the sale of our former College Point facility in January 1996. The Deer Park facility note is due in monthly installments through July 2015 and bears interest at a rate of 7.5% per annum. The College Point facility notes are due in annual amounts through September 2004 with a final payment of $1.3 million due on December 31, 2004 and bear interest at 7.0% per annum. The latter notes receivable are secured by a mortgage on the facility.

Contract advances increased 21.4% to $20.3 million at December 31, 2002 from $16.7 million at December 31, 2001 due to receipts of advances by Condor subsequent to its acquisition date, offset by the use of previously received advances for costs incurred on foreign contracts.

In 2002, capital expenditures of $7.1 million, excluding the effects of the Condor acquisition, have decreased from the prior year as we incurred significant capital expenditures in 2001 at the Deer Park facility in anticipation of a potential sale leaseback, which did not occur in 2002. We are currently reviewing the status of Deer Park and all of our facilities in light of recent acquisitions.

Financing Activities

Credit Facility

At December 31, 2002, we have a $200.0 million credit facility with a consortium of banks, led by Citibank, N.A. as the administrative agent, Fleet National Bank as the syndication agent and Wachovia Bank, N.A. as the documentation agent. The facility expires in November 2005 and amended the $69.0 million credit facility in place at December 31, 2001.

The credit facility provides us with sub-limits of borrowing up to $125.0 million for acquisition-related financing and up to $125.0 million in standby letters of credit financing. The potential cash borrowing under the facility is reduced by the amount of outstanding letters of credit. Borrowings under the facility will be priced initially at LIBOR plus a predetermined amount, ranging from 1.25% to 1.75%, depending on our consolidated leverage ratio at the time of the borrowing. At December 31, 2002, LIBOR was approximately 1.4% and the applicable adjustment to LIBOR was 1.25%. The facility requires us to pay each lender in the consortium a commitment fee on the average daily unused portion of their respective commitment at a rate equal to 0.25%.

There were no direct borrowings outstanding under the credit facility at December 31, 2002 or 2001. Letters of credit outstanding at December 31, 2002 pertaining to the credit facility were $31.5 million, resulting in $93.5 million available at year end for standby letters of credit, if needed.

In connection with the credit facility, we are required to maintain both financial and non-financial covenants and ratios, including but not limited to minimum tangible net worth plus subordinated debt, leverage ratio, fixed charge coverage ratio, earnings before interest and taxes to interest expense ratio, total unsubordinated debt to tangible net worth, net income and dividends. As of December 31, 2002, we were in compliance with our covenants. The credit facility is secured by our accounts receivable, inventory and machinery and equipment.

As of December 31, 2001, we had a $69.0 million long-term credit facility with a consortium of banks co-led by Mellon and EAB. This was the facility amended in 2002. The credit facility included $19.0 million in five-year term debt, payable in quarterly installments of $1.0 million, and $50.0 million in revolving debt. Borrowings under the agreement bore interest based on LIBOR plus an applicable margin of up to 2.00%, depending on the consolidated leverage ratio as defined in the agreement. Borrowings were secured by our accounts receivable, inventories and property, plant and equipment. Proceeds from the term debt were used to repay existing term debt acquired in the EDO-AIL merger. On October 31, 2001, all outstanding term debt of $14.2 million and all outstanding revolving debt of $20.8 million were paid in full with the proceeds of our public stock offering. At December 31, 2001, there were no borrowings under the $50.0 million revolving credit facility.

5.25% Convertible Subordinated Notes due 2007

In April 2002, we completed the offering of the Notes and received proceeds of $133.7 million, net of $4.1 million of commissions paid. Interest payments on the Notes are due April 15 and October 15 of each year, commencing on October 15, 2002. Accrued interest payable, included in accrued expenses on our consolidated balance sheet, at December 31, 2002 was $1.5 million.

The Notes are convertible, unless previously redeemed or repurchased by us, at the option of the holder at any time prior to maturity, into our common shares at an initial conversion price of $31.26 per share, subject to adjustment in certain events. As of December 31, 2002, there had been no conversions.

7% Convertible Subordinated Debentures due 2011

During the fourth quarter of 2001, the Company redeemed all of its outstanding Debentures. Debentures with an outstanding face value of $22.1 million were converted into 1,005,250 common shares under the conversion rights of the Debentures and $0.2 million face value was redeemed for cash plus accrued interest.

Employee Stock Ownership Trust ("ESOT") Loan

In July 2001, we paid in full our direct ESOT loan obligation with a balance of $4.9 million at an interest rate of 82% of the prime-lending rate. This obligation represented the bank borrowing by the EDO ESOT guaranteed by us. The EDO ESOT has serviced this obligation with the dividends received on our preferred shares and cash contributions from us. As described above under "Acquisitions and Disposition," as of January 1, 2001, the AIL ESOP and the existing EDO ESOP were merged into a single plan, and the preferred shares issued by us and held by the EDO ESOT were converted into 1,067,281 of our common shares, effective March 8, 2001. As of June 30, 2001, the merged ESOT restructured its indirect loan from us to extend the maturity date to December 31, 2017. As a result of the conversion of the preferred shares, debt service on the ESOP indirect loan will be funded by cash contributions from us.

We believe that, for the foreseeable future, we have adequate liquidity and sufficient capital to fund our currently anticipated requirements for working capital, capital expenditures, including acquisitions, research and development expenditures, interest payments and servicing of the ESOP indirect loan. We continue to focus on positioning ourselves to be a significant player in the consolidation of first-tier defense suppliers and, to that end, have actively sought candidates for strategic acquisitions. Future acquisitions may be funded from any of the following sources: cash on hand; borrowings under our credit facility; issuance of our common stock or other equity securities; and/or convertible or other debt offerings.

Commitments and Contingencies

In order to aggregate all commitments and contractual obligations as of December 31, 2002, we have included the following table. Our commitments under letters of credit and advance payment and performance bonds relate primarily to advances received on foreign contracts. We do not expect to have to make payments under these letters of credits or bonds since these obligations are removed as we perform under the related contracts. The amounts for letters of credit and performance bonds represent the amount of commitment expiration per period.

	Payments Due In (in millions):					
	Total	2003	2004	2005	2006	2007 and Beyond
5.25% Convertible Subordinated Notes due 2007	$ 137.8	$ –	$ –	$ –	$ –	$ 137.8
Operating leases	47.2	8.0	6.4	5.5	4.4	22.9
Letters of credit	86.9	21.4	2.0	62.9	0.2	0.4
Advance payment and performance bonds	2.3	0.6	–	–	–	1.7
Total	$ 274.2	$ 30.0	$ 8.4	$ 68.4	$ 4.6	$ 162.8

Additionally, we are subject to certain legal actions that arise out of the normal course of business. It is our belief that the ultimate outcome of these actions will not have a material adverse effect on our consolidated financial position, results of operations or liquidity.

Concentration of Sales

We conduct a significant amount of our business with the United States Government. Domestic U.S. Government sales, including sales to prime contractors of the U.S. Government, accounted for approximately 75%, 69% and 63% of our total net sales for 2002, 2001 and 2000, respectively. In addition, sales from the Universal Exciter Upgrade program accounted for approximately 14%, 15% and 15% of our total net sales in 2002, 2001 and 2000, respectively. Although there are currently no indications of a significant change in the status of government funding of certain programs, should this occur, our results of operations, financial position and liquidity could be materially affected. Such a change could have a significant impact on our profitability and our stock price. This could also affect our ability to acquire funds from our credit facility due to covenant restrictions or from other sources. As of December 31, 2002, one customer, a prime contractor, in addition to the U.S. Government accounted for more than 10% of our consolidated accounts receivable.

Backlog

The funded backlog of unfilled orders at December 31, 2002 increased to $375.0 million from $294.8 million at December 31, 2001. Our backlog consists primarily of current orders under long-lived, mission-critical programs of key defense platforms.

NEW ACCOUNTING STANDARDS

Business Combinations and Goodwill and Other Intangible Assets

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. SFAS No. 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives and requires that these assets be reviewed for impairment at least annually. Intangible assets with definite lives will continue to be amortized over their estimated useful lives. We adopted SFAS No. 142 effective January 1, 2002; however, the provisions that provide for the non-amortization of goodwill were effective July 1, 2001 for acquisitions completed after the issuance of SFAS No. 141. Accordingly, the goodwill acquired in connection with the purchase of Dynamic Systems in October 2001 and Condor in July 2002 is not being amortized.

We performed the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 using the two-step process prescribed in SFAS No. 142. The first step was a review for potential impairment, while the second step measured the amount of the impairment. The impairment charge resulting from these transitional impairment tests was reflected as a cumulative effect of a change in accounting principle as of January 1, 2002. The $3.4 million charge, net of an $0.8 million tax benefit, occurred in the Engineered Materials segment and is comprised of $2.2 million and $1.9 million of impaired goodwill and trademark, respectively, related to the acquisition of Specialty Plastics and $0.1 million of impaired goodwill related to the acquisition of Zenix.

Impairment or Disposal of Long-Lived Assets

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations," for a disposal of a segment of a business. We adopted SFAS No. 144 as of January 1, 2002. The effect of the adoption of this SFAS was not material to our operating results or financial position.

Exit or Disposal Activities

On July 30, 2002, the FASB issued SFAS No. 146, "Accounting for Costs associated with Exit or Disposal Activities." SFAS No. 146 requires that a liability be recognized for costs associated with an exit or disposal activity only when the liability is incurred. SFAS No. 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146, effective January 1, 2003, did not have a material effect on our consolidated financial statements.

Accounting for Stock-Based Compensation

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation -Transition and Disclosure - an Amendment of FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 requires more prominent and more frequent disclosures in both annual and interim financial statements about the method of accounting used for stock-based compensation and the effect of the method used on reported results. The disclosure provisions of SFAS No. 148 are effective for years ending after December 15, 2002 and have been reflected in Note 14 to the consolidated financial statements. We do not plan to voluntarily change our method of accounting for stock-based compensation. However, should we change our method of accounting for stock-based compensation in the future, that change would fall under the provisions of SFAS Nos. 123 and 148.

COMMON SHARE PRICES

EDO common shares are traded on the New York Stock Exchange. As of February 26, 2003, there were 1,964 shareholders of record (brokers and nominees counted as one each).

The price range in 2002 and 2001 was as follows:

	2002		2001	
	High	Low	High	Low
1st Quarter	31.1500	21.9900	15.1000	7.1875
2nd Quarter	32.9000	25.9000	22.9500	12.7500
3rd Quarter	28.4900	17.5000	28.7500	14.9100
4th Quarter	22.6500	15.5000	31.9000	22.4000

DIVIDENDS

During 2002 and 2001, the Board of Directors approved the payment of quarterly cash dividends of $0.03 per common share. The Company's credit facility places certain limits on the payment of cash dividends.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The statements in this Annual Report and in oral statements that may be made by representatives of the Company relating to plans, strategies, economic performance and trends and other statements that are not descriptions of historical facts may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27(a) of the Securities Act of 1933 and Section 21(e) of the Securities Exchange Act of 1934. Forward-looking statements are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to the following for each of the types of information noted below.

U.S. and international military program sales, follow-on procurement, contract continuance, and future program awards, upgrades and spares support are subject to: U.S. and international military budget constraints and determinations; U.S. congressional and international legislative body discretion; U.S. and international government administration policies and priorities; changing world military threats, strategies and missions; competition from foreign manufacturers of platforms and equipment; NATO country determinations regarding participation in common programs; changes in U.S. and international government procurement timing, strategies and practices; and the general state of world military readiness and deployment.

Commercial satellite programs and equipment sales, follow-on procurement, contract continuance and future program awards, upgrades and spares support are subject to: establishment and continuance of various consortiums for satellite constellation programs; delay in launch dates due to equipment, weather or other factors beyond our control; and development of sufficient customer base to support a particular satellite constellation program.

Commercial product sales are subject to: success of product development programs currently underway or planned; competitiveness of current and future production costs and prices and market and consumer base development of new product programs.

Achievement of margins on sales, earnings and cash flow can be affected by: unanticipated technical problems; government termination of contracts for convenience; decline in expected levels of sales; underestimation of anticipated costs on specific programs; the ability to effect acquisitions; and risks inherent in integrating recent acquisitions into our overall structure.

Expectations of future income tax rates can be affected by a variety of factors, including statutory changes in Federal and state tax rates, nondeductibility of goodwill amortization and IPR&D acquired in a stock purchase business combination and the nondeductibility of our noncash ESOP compensation expense.

The Company has no obligation to update any forward-looking statements.

CONSOLIDATED STATEMENTS OF EARNINGS

EDO CORPORATION AND SUBSIDIARIES

	Years Ended December 31,		
	2002	2001	2000
	(in thousands, except per share amounts)		
Continuing Operations:			
Net Sales	**$ 328,876**	**$ 259,961**	**$ 206,822**
Costs and Expenses			
Cost of sales	240,850	189,733	151,512
Selling, general and administrative	47,584	34,013	29,205
Research and development	8,492	8,750	5,371
Write-off of purchased in-process research and development and merger-related costs	567	1,318	11,495
Defined benefit pension plan curtailment loss	1,998	–	–
Post-retirement curtailment gain	–	(929)	–
	299,491	232,885	197,583
Operating Earnings	**29,385**	**27,076**	**9,239**
Non-Operating Income (Expense)			
Interest income	1,729	915	1,881
Interest expense	(6,685)	(3,131)	(4,319)
Other, net	(95)	(971)	(216)
	(5,051)	(3,187)	(2,654)
Earnings from continuing operations before income taxes and cumulative effect of a change in accounting principle	24,334	23,889	6,585
Income tax expense	(10,342)	(9,210)	(5,264)
Earnings from Continuing Operations before Cumulative Effect of a Change in Accounting Principle	**13,992**	**14,679**	**1,321**
Discontinued Operations:			
Gain from discontinued satellite products business, net of tax	–	273	–
Earnings from Discontinued Operations	**–**	**273**	**–**
Earnings before Cumulative Effect of a Change in Accounting Principle	**13,992**	**14,952**	**1,321**
Cumulative effect of a change in accounting principle, net of tax of $790	(3,363)	–	–
Dividends on preferred shares	–	194	881
Net Earnings Available for Common Shares	**$ 10,629**	**$ 14,758**	**$ 440**
Earnings (Loss) per Common Share:			
Basic:			
Continuing operations	$ 0.82	$ 1.14	$ 0.05
Discontinued operations	–	0.02	–
Earnings per Common Share before Cumulative Effect of a Change in Accounting Principle	$ 0.82	$ 1.16	$ 0.05
Cumulative effect of a change in accounting principle, net of tax	(0.20)	–	–
Net Earnings per Common Share-Basic	**$ 0.62**	**$ 1.16**	**$ 0.05**
Diluted:			
Continuing operations	$ 0.81	$ 1.09	$ 0.05
Discontinued operations	–	0.02	–
Earnings per Common Share before Cumulative Effect of a Change in Accounting Principle	$ 0.81	$ 1.11	$ 0.05
Cumulative effect of a change in accounting principle, net of tax	(0.20)	–	–
Net Earnings per Common Share-Diluted	**$ 0.61**	**$ 1.11**	**$ 0.05**
Unaudited Pro Forma Amounts Assuming Retroactive Effect of a Change in Accounting Principle:			
Net Earnings Available for Common Shares	–	$ 15,329	$ 933
Basic Net Earnings per Common Share	–	$ 1.18	$ 0.10
Diluted Net Earnings per Common Share	–	$ 1.13	$ 0.10

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

EDO CORPORATION AND SUBSIDIARIES

	December 31, 2002	December 31, 2001
	(in thousands, except share and per share amounts)	
Assets		
Current assets:		
Cash and cash equivalents	$ 132,320	$ 57,841
Restricted cash	27,347	–
Marketable securities	193	190
Accounts receivable, net	100,594	83,407
Inventories	32,406	22,937
Deferred income tax asset, net	3,222	3,018
Prepayments and other	3,133	2,346
Total current assets	299,215	169,739
Property, plant and equipment, net	64,472	62,255
Notes receivable	2,556	2,910
Goodwill	61,352	22,874
Other intangible assets	11,867	325
Deferred income tax asset, net	20,439	2,553
Other assets	21,673	24,974
	$ 481,574	**$ 285,630**
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 19,108	$ 12,743
Accrued liabilities	55,448	34,654
Contract advances and deposits	20,277	16,702
Current portion of note payable	–	463
Total current liabilities	94,833	64,562
Long-term debt	137,800	–
Post-retirement benefits obligations	78,643	44,675
Environmental obligation	2,025	1,895
Shareholders' equity:		
Preferred shares, par value $1 per share, authorized 500,000 shares	–	–
Common shares, par value $1 per share, authorized 50,000,000 shares in 2002; 19,790,477 issued in 2002 and 2001	19,790	19,790
Additional paid-in capital	147,091	143,747
Retained earnings	56,325	47,744
Accumulated other comprehensive loss, net of income tax benefit	(33,899)	(13,385)
Treasury shares at cost (94,322 shares in 2002 and 182,459 shares in 2001)	(1,321)	(2,461)
Unearned Employee Stock Ownership Plan shares	(18,541)	(19,792)
Deferred compensation under Long-Term Incentive Plan	(579)	(300)
Management group receivables	(593)	(845)
Total shareholders' equity	168,273	174,498
	$ 481,574	**$ 285,630**

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

EDO CORPORATION AND SUBSIDIARIES

	Years ended December 31,					
	2002		2001 (in thousands)		2000	
	Amount	Shares	Amount	Shares	Amount	Shares
Preferred Shares						
Balance at beginning of year	$ –	–	$ 49	49	$ 57	57
Shares converted to common shares	–	–	(49)	(49)	(8)	(8)
Balance at end of year	–	–	–	–	49	49
Common Shares						
Balance at beginning of year	19,790	19,790	15,007	15,007	8,454	8,454
Shares issued for purchase of AIL Technologies, Inc.	–	–	–	–	6,553	6,553
Conversion of preferred shares to common shares	–	–	1,067	1,067	–	–
Sale of stock in public offering	–	–	3,716	3,716	–	–
Balance at end of year	19,790	19,790	19,790	19,790	15,007	15,007
Additional Paid-In Capital						
Balance at beginning of year	143,747		58,614		28,483	
Exercise of stock options	(466)		(2,405)		(183)	
Income tax benefit related to stock options and Long-Term Incentive Plan	713		1,118		42	
Shares used for payment of directors' fees	64		35		(125)	
Purchase of AIL Technologies, Inc.	–		–		33,733	
Shares used for Long-Term Incentive Plan	241		(73)		(432)	
Conversion of preferred shares to common shares	–		(1,018)		(3,227)	
Conversion of subordinated debentures	–		8,525		–	
Sale of stock in public offering	–		77,775		–	
Compensation expense on accelerated options	–		276		–	
Employee Stock Ownership Plan shares committed-to-be-released	2,792		900		323	
Balance at end of year	147,091		143,747		58,614	
Retained Earnings						
Balance at beginning of year	47,744		34,803		35,667	
Net earnings	10,629		14,952		1,321	
Common share dividends (12 cents per share)	(2,048)		(1,840)		(1,428)	
Dividends on preferred shares	–		(194)		(881)	
Tax benefit on unallocated preferred share dividends	–		23		124	
Balance at end of year	56,325		47,744		34,803	
Accumulated Other Comprehensive Loss						
Balance at beginning of year	(13,385)		(61)		(255)	
Unrealized gain on marketable securities, net of tax	–		61		194	
Unrealized gain on foreign currency	86		–		–	
Additional minimum pension liability, net of tax	(20,600)		(13,385)		–	
Balance at end of year	(33,899)		(13,385)		(61)	
Treasury Shares at Cost						
Balance at beginning of year	(2,461)	(182)	(19,388)	(1,370)	(23,967)	(1,694)
Shares used for exercise of stock options	952	69	4,297	314	280	20
Shares used for payment of directors' fees	78	6	122	9	251	18
Shares used for (repurchased from) Long-Term Incentive Plan	110	13	(63)	(6)	813	57
Shares used for conversion of preferred shares	–	–	–	–	3,235	229
Shares used for conversion of subordinated debentures	–	–	13,591	1,005	–	–
Repurchase of Employee Stock Ownership Plan shares	–	–	(1,020)	(134)	–	–
Balance at end of year	(1,321)	(94)	(2,461)	(182)	(19,388)	(1,370)

Consolidated Statements of Shareholders' Equity (Continued)

EDO Corporation and Subsidiaries

	Years ended December 31,					
	2002		2001		2000	
			(in thousands)			
	Amount	Shares	Amount	Shares	Amount	Shares
Employee Stock Ownership Trust Loan Obligation						
Balance at beginning of year	–		(5,781)		(7,429)	
Repayments made during year	–		890		1,648	
Restructuring of EDO Employee Stock Ownership Plan	–		4,891		–	
Balance at end of year	–		–		(5,781)	
Deferred Compensation Under Long-Term Incentive Plan						
Balance at beginning of year	(300)		(423)		(769)	
Shares used for Long-Term Incentive Plan	(480)		(148)		(392)	
Amortization of Long-Term Incentive Plan deferred compensation expense	201		271		738	
Balance at end of year	(579)		(300)		(423)	
Unearned Employee Stock Ownership Plan Compensation						
Balance at beginning of year	(19,792)		(15,782)		–	
Purchase of AIL Technologies, Inc.	–		–		(17,302)	
Restructuring of EDO Employee Stock Ownership Plan	–		(4,891)		–	
Employee Stock Ownership Plan shares committed-to-be-released	1,251		881		1,520	
Balance at end of year	(18,541)		(19,792)		(15,782)	
Management Group Receivables						
Balance at beginning of year	(845)		(1,220)		–	
Purchase of AIL Technologies, Inc.	–		–		(1,220)	
Payments received on management loans	252		375		–	
Balance at end of year	(593)		(845)		(1,220)	
Total Shareholders' Equity	**$ 168,273**		**$ 174,498**		**$ 65,818**	
Comprehensive (Loss) Income						
Net earnings	$ 10,629		$ 14,952		$ 1,321	
Additional minimum pension liability, net of income tax benefit of $14,316 in 2002 and $9,302 in 2001	(20,600)		(13,385)		–	
Unrealized gain on marketable securities, net of income tax expense of $31 in 2001 and $100 in 2000	–		61		194	
Unrealized gain on foreign currency	86		–		–	
Comprehensive (loss) income	$ (9,885)		$ 1,628		$ 1,515	

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

EDO Corporation and Subsidiaries

	Years Ended December 31,		
	2002	2001	2000
		(in thousands)	
Operating Activities:			
Earnings from operations	$ 10,629	$ 14,679	$ 1,321
Adjustments to earnings to arrive at cash provided by operations:			
Depreciation	10,365	9,686	7,740
Amortization	956	1,710	1,701
Deferred tax (benefit) expense	(2,984)	5,941	1,292
Write-off of purchased in-process research and development	150	–	6,700
Real estate tax assessment adjustment	–	7,846	–
Bad debt expense	407	220	287
Gain on repurchase of debentures	–	(171)	(215)
Loss (gain) on sale of property, plant and equipment	53	(76)	(7)
Gain on sale of marketable securities	–	(81)	–
Deferred compensation expense	201	271	738
Non-cash Employee Stock Ownership Plan compensation expense	4,043	1,781	1,843
Dividends on unallocated Employee Stock Ownership Plan shares	312	80	–
Non-cash compensation expense	–	276	–
Common shares issued for directors' fees	142	157	126
Income tax benefit from stock options and Long-Term Incentive Plan	713	1,118	42
Cumulative effect of a change in accounting principle	3,363	–	–
Changes in operating assets and liabilities, excluding effects of acquisitions:			
Accounts receivable	(2,519)	(10,753)	(4,388)
Inventories	(2,926)	2,033	(2,214)
Prepayments and other assets	220	(629)	(1,825)
Accounts payable, accrued liabilities and other	5,217	(4,974)	(11,923)
Contract advances and deposits	3,575	(15,017)	8,116
Cash provided by operations	31,917	14,097	9,334
Investing Activities:			
Purchase of plant and equipment	(7,093)	(14,298)	(3,861)
Payments received on notes receivable	350	347	168
Proceeds from sale of property, plant and equipment	1	280	4,569
Purchase of marketable securities	(3)	(59)	(818)
Sale or redemption of marketable securities	–	14,455	2,541
Proceeds from sale of discontinued operations	–	–	8,641
Restricted cash	(27,347)	–	–
Cash paid for acquisitions, net of cash acquired	(59,024)	(13,938)	(15,004)
Cash used by investing activities	(93,116)	(13,213)	(3,764)

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

EDO CORPORATION AND SUBSIDIARIES

	Years Ended December 31,		
	2002	2001	2000
		(in thousands)	
Financing Activities:			
Issuance of convertible subordinated notes	137,800	–	–
Proceeds from exercise of stock options	486	1,892	97
Proceeds from management group receivables	252	375	–
Proceeds from sale of stock in public offering, net of expenses	–	81,491	–
Borrowings under revolver	–	20,800	9,000
Repayments of borrowings under revolver	–	(20,800)	(18,000)
Repayments of long-term debt	–	(17,300)	(3,570)
Repurchase of debentures	–	(3,184)	(1,879)
Purchase of treasury shares	–	(1,020)	–
Payment of EDO ESOP loan obligation	–	(4,891)	–
Payment made on note payable	(500)	(500)	(500)
Payment of common share cash dividends	(2,360)	(1,920)	(1,428)
Payment of preferred share cash dividends	–	(194)	(881)
Cash provided (used) by financing activities	135,678	54,749	(17,161)
Net increase (decrease) in cash and cash equivalents	74,479	55,633	(11,591)
Cash and cash equivalents at beginning of year	57,841	2,208	13,799
Cash and cash equivalents at end of year	**$ 132,320**	**$ 57,841**	**$ 2,208**
Supplemental disclosures:			
Cash paid for:			
Interest	$ 3,878	$ 2,166	$ 3,500
Income taxes	$ 14,063	$ 5,913	$ 3,756

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2001 AND 2000

EDO CORPORATION AND SUBSIDIARIES

(1) Summary of Significant Accounting Policies

(a) Principles of Consolidation and Business

The consolidated financial statements include the accounts of EDO Corporation and all wholly-owned subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company operates in three segments: Defense, Communications and Space Products, and Engineered Materials. The Company discontinued its former satellite products business (Barnes Engineering Company) in 1999.

(b) Restricted Cash

At December 31, 2002, there is restricted cash of $27.3 million, which relates to amounts collateralizing the outstanding letters of credit assumed as part of the acquisition of Condor Systems, Inc. (Note 2). As the letters of credit expire or are cancelled, collateral is released. On November 8, 2002, the Company increased its credit facility from $69.0 million to $140.0 million and again, on December 20, 2002, from $140.0 million to $200.0 million, which will allow the Company to replace the letters of credit under the amended facility and release the restricted cash.

(c) Cash Equivalents

The Company considers all securities with an original maturity of three months or less at the date of acquisition to be cash equivalents.

(d) Revenue Recognition

Sales under long-term, fixed-price contracts, including pro-rata profits, are generally recorded based on the relationship of costs incurred to date to total projected final costs or, alternatively, as deliveries and other milestones are achieved or services are provided. These projections are revised throughout the lives of the contracts. Adjustments to profits resulting from such revisions are made cumulative to the date of change and may affect current period earnings.

Gross profit is affected by a variety of factors, including the mix of products, systems and services sold or provided, production efficiencies, price competition and general economic conditions. Estimated losses on long-term contracts are recorded when identified. Sales under cost reimbursement contracts are recorded as costs are incurred. Sales on other than long-term contract orders (principally commercial products) are recorded as shipments are made.

(e) Inventories

Inventories under long-term contracts and programs reflect all accumulated production costs, including factory overhead, initial tooling and other related costs (including general and administrative expenses relating to certain of the Company's defense contracts), less the portion of such costs charged to cost of sales. Inventory costs in excess of amounts recoverable under contracts and which relate to a specific technology or application and which may not have alternative uses are charged to cost of sales when such circumstances are identified. All other inventories are stated at the lower of cost (principally first-in, first-out method) or market.

From time to time, the Company manufactures certain products prior to receiving firm contracts in anticipation of future demand. Such costs are inventoried and are incurred to help maintain stable and efficient production schedules.

Several factors may influence the sale and use of the Company's inventories, including the decision to exit a product line, technological change, new product development and/or revised estimates of future product demand. If inventory is determined to be overvalued due to one or more of the above factors, the Company would recognize such loss in value at the time of such determination.

Under the contractual arrangements by which progress payments are received, the United States Government has a title to or a security interest in the inventories identified with related contracts.

(f) Long-Lived Assets, Other than Goodwill and Other Intangibles

Property, plant and equipment are stated at cost. Depreciation and amortization have been provided primarily using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of their estimated useful lives or their respective lease periods.

In those cases where the Company determines that the useful life should be shortened, the Company would depreciate the net book value in excess of salvage value over its revised remaining useful life thereby increasing depreciation expense. Factors such as technological advances, changes to the Company's business model, changes in the Company's capital strategy, changes in the planned use of equipment, fixtures, software or changes in the planned use of facilities could result in shortened useful lives.

Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the undiscounted cash flows, excluding interest, is less than the asset's carrying value, the Company recognizes an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset.

The estimate of cash flow is based upon, among other things, certain assumptions about expected future operating performance. The Company's estimates of undiscounted cash flow may differ from actual cash flow due to such factors as those listed above.

Costs associated with the acquisition and development of software for internal use are recognized in accordance with Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." In 2002 and 2001, the Company capitalized approximately $0.3 million and $1.7 million, respectively, of such costs. These costs are being amortized on a straight-line basis over a period of four years.

Deferred financing costs are amortized on a straight-line basis over the life of the related financing. The unamortized balances of $5.5 million and $0.5 million are included in other assets at December 31, 2002 and 2001, respectively.

(g) Business Combinations and Goodwill and Other Intangible Assets

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") Nos. 141, "Business Combinations," and 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. SFAS No. 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives and requires that these assets be reviewed for impairment at least annually. Intangible assets with definite lives will continue to be amortized over their estimated useful lives. SFAS No. 142 was adopted by the Company effective January 1, 2002; however, the provisions that provide for the non-amortization of goodwill were effective July 1, 2001 for acquisitions completed after the issuance of SFAS No. 141. Accordingly, the goodwill acquired in connection with the purchase of Dynamic Systems, Inc. in October 2001 and Condor Systems, Inc. in July 2002 is not being amortized.

Impairment indicators include, among other conditions, cash flow deficits, an historic or anticipated decline in revenue or operating profit, adverse legal or regulatory developments, accumulation of costs significantly in excess of amounts originally expected to acquire the asset and a material decrease in the fair value of some or all of the assets.

The Company performed the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002, using the two-step process prescribed in SFAS No. 142. The first step was a review for potential impairment, while the second step measured the amount of the impairment. The impairment charge resulting from these transitional impairment tests was reflected as a cumulative effect of a change in accounting principle as of January 1, 2002. The $3.4 million charge, net of a tax benefit of $0.8 million, occurred in the Engineered Materials segment and is comprised of $2.2 million and $1.9 million of impaired goodwill and trademark, respectively, related to the acquisition of Specialty Plastics and $0.1 million of impaired goodwill related to the acquisition of Zenix. In the case of Zenix, the trend in sales and earnings performance has been lower than expected resulting in the impairment of the entire goodwill carrying value. In the case of Specialty Plastics, the fair value of this reporting unit was estimated using a discounted cash flow analysis, also resulting in an impairment loss of the entire goodwill carrying value.

The changes in the carrying amount of goodwill by segment for the year ended December 31, 2002 are as follows:

	Defense	Communications and Space Products	Engineered Materials	Total
	(in thousands)			
Balance as of January 1, 2002	$ 20,600	$ –	$ 2,274	$ 22,874
Impairment loss	–	–	(2,274)	(2,274)
Acquisition of Condor Systems, Inc.	37,060	3,692	–	40,752
Balance as of December 31, 2002	$ 57,660	$ 3,692	$ –	$ 61,352

Summarized below are intangible assets subject to amortization as of December 31:

	2002	2001
	(in thousands)	
Capitalized non-compete agreements related to the acquisition of Dynamic Systems, Inc.	$ 200	$ 200
Capitalized technical rights related to the acquisition of Zenix	–	300
Purchased technologies related to the acquisition of Condor Systems, Inc.	11,648	–
Other intangible assets related to the acquisition of Condor Systems, Inc.	916	–
	12,764	500
Less accumulated amortization	(897)	(175)
	$ 11,867	$ 325

The non-compete agreements and the other intangible assets are being amortized on a straight-line basis over a two-year period. The purchased technologies are being amortized on a straight-line basis over an eight-year period. The amortization expense for the years ended December 31, 2002, 2001 and 2000 amounted to $0.9 million, $0.1 million and $0.1 million, respectively. Amortization expense for 2003, 2004, 2005, 2006, 2007 and thereafter related to these intangible assets are estimated to be $2.0 million, $1.7 million, $1.5 million, $1.5 million, $1.5 million and $3.7 million, respectively.

Since the total trademark carrying amount of $1.9 million was written off in 2002 as part of the cumulative effect of a change in accounting principle, there are no intangible assets other than goodwill not subject to amortization as of December 31, 2002.

Net earnings for the year ended December 31, 2001 included goodwill and trademark amortization expense of approximately $0.9 million before tax. Excluding this amount net of tax would have resulted in basic net earnings per common share and diluted net earnings per common share of $1.18 and $1.13, respectively, for the year ended December 31, 2001. Net earnings for the year ended December 31, 2000 included goodwill and trademark amortization expense of $1.0 million before tax. Excluding this amount net of tax would have resulted in basic net earnings per common share and diluted net earnings per common share of $0.10 and $0.10, respectively, for the year ended December 31, 2000.

(h) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(i) Treasury Shares

Common shares held as treasury shares are recorded at cost, with issuances from treasury recorded at average cost. Treasury shares issued for directors' fees are recorded as an expense for an amount equal to the fair market value of the common shares on the issuance date.

(j) Financial Instruments

The net carrying value of notes receivable approximates fair value based on current rates for comparable commercial mortgages. The fair value of the Company's 5.25% Convertible Subordinated Notes due 2007 (the "Notes") at December 31, 2002 approximates its carrying value based on recent market transactions. The fair value of the environmental obligation approximates its carrying value since it has been discounted. The fair values of all other financial instruments approximate book values because of the short-term maturities of these instruments.

(k) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States. Actual results could differ from these and other estimates.

(l) Stock-Based Compensation

The Company accounts for its stock-based compensation plans in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Under APB No. 25, because the exercise price of the Company's stock options is set equal to the market price of the underlying stock on the date of grant, no compensation expense is recognized.

(m) Accounting for Derivative Instruments and Hedging Activities

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and on June 15, 2000, issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities – an Amendment to FASB Statement No. 133." These statements establish methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. The Company adopted these statements in the first quarter of 2001. The effect of the adoption of these statements was not material to the Company's operating results or financial position.

(n) Reclassifications

Certain reclassifications have been made to prior year presentations to conform to current year presentations.

(o) New Accounting Standards

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations," for a disposal of a segment of a business. The Company adopted SFAS No. 144 as of January 1, 2002. The effect of the adoption of this SFAS was not material to the Company's operating results or financial position.

On July 30, 2002, the FASB issued SFAS No. 146, "Accounting for Costs associated with Exit or Disposal Activities." SFAS No. 146 requires that a liability be recognized for costs associated with an exit or disposal activity only when the liability is incurred. SFAS No. 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146, effective January 1, 2003, did not have a material effect on the Company's operating results or financial position.

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation -Transition and Disclosure - an Amendment of FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 requires more prominent and more frequent disclosures in both annual and interim financial statements about the method of accounting used for stock-based compensation and the effect of the method used on reported results. The disclosure provisions of SFAS No. 148 are effective for years ending after December 15, 2002 and accordingly are reflected in Note 14. Presently, the Company does not plan to voluntarily change its method of accounting for stock-based compensation. However, should the Company change its method of accounting for stock-based compensation in the future, that change would fall under the provisions of SFAS Nos. 123 and 148.

(2) Acquisitions

On July 26, 2002, the Company acquired substantially all of the assets of Condor Systems, Inc., a privately-held defense electronics company and its domestic subsidiary (together, "Condor") for $61.9 million in cash, in addition to transaction costs of $4.1 million, and the assumption of certain normal employee benefit obligations, certain trade and supplier payables and certain other accrued liabilities primarily related to contract loss reserves. In addition, the Company assumed approximately $28.0 million of outstanding letters of credit and deposited $5.0 million into an escrow account to be released upon settlement of the closing Condor balance sheet. Condor had been operating under protection of Chapter 11 of the U.S. Bankruptcy Code. The acquisition is expected to expand the Company's electronic warfare business in the areas of reconnaissance and surveillance systems. The acquisition was accounted for as a purchase and, accordingly, Condor's operating results are included in the Company's consolidated financial statements since the acquisition date. Condor became part of the Company's Defense and Communications and Space Products segments.

Associated with the acquisition and included in operating earnings for 2002 is $0.6 million of merger-related costs, of which $0.2 million represents the write-off of purchased in-process research and development ("IPR&D"). This IPR&D was determined by an independent third party appraiser to not have reached technological feasibility and to not have alternative future use. The development project related to detecting and locating weak modulated continuous wave signals.

Unaudited pro forma results of operations, assuming the acquisition of Condor had been completed at the beginning of each period, which include adjustments to net sales, cost of sales, interest income and expense, amortization expense, purchased IPR&D and other merger-related costs, income tax expense and assuming a retroactive effect of a change in accounting principle upon adoption of SFAS No. 142 are as follows:

	2002	2001
	(unaudited, in thousands, except per share amounts)	
Net sales	$ 383,057	$ 337,048
Net earnings (loss) before cumulative effect of a change in accounting principle	$ 11,360	$ (25,794)
Net earnings (loss) available for common shares	$ 7,997	$ (29,569)
Diluted earnings (loss) per common share	$ 0.46	$ (2.31)

The pro forma results of operations are not necessarily indicative of the actual results of operations that would have occurred had this acquisition been completed at the beginning of the periods, or of the results which may occur in the future.

The following table summarizes the allocation of the purchase price to the assets acquired and liabilities assumed at the date of acquisition. The excess of the purchase price over the net assets acquired recorded as goodwill, IPR&D and other intangible assets is deductible for tax purposes over 15 years.

	At July 26, 2002 (in thousands)
Current assets	$ 29,964
Property, plant and equipment	5,543
Goodwill	40,752
Purchased in-process research and development	150
Purchased technologies (eight-year life)	11,648
Other intangible assets subject to amortization (two-year life)	916
Other assets	76
Current liabilities	(22,907)
Net assets acquired	$ 66,142

In October 2001, the Company acquired all of the stock of Dynamic Systems, Inc., a privately-held company based in Alexandria, Virginia, which provides professional and information technology services primarily to the Department of Defense and other government agencies. The acquisition is expected to strengthen and expand the range of services the Company offers to both existing and new customers. The Company paid $13.7 million, including transaction costs and subsequent to a $0.2 million reduction in the purchase price, and accounted for the acquisition as a purchase. Accordingly, the operating results of Dynamic Systems, Inc. have been included in the Company's consolidated financial statements since the date of acquisition. The excess of the purchase price over the fair market value of net assets acquired was approximately $12.2 million, which is not deductible for income tax purposes. On a pro forma basis, had the acquisition taken place as of the beginning of each respective year, the results of operations would not have been materially affected for 2001 and 2000.

The following table summarizes the allocation of the purchase price to the assets acquired and liabilities assumed at the date of acquisition.

	At October 8, 2001 (in thousands)
Current assets	$ 3,250
Property, plant and equipment	363
Goodwill	12,191
Other intangible assets subject to amortization (two-year life)	200
Other assets	214
Current liabilities	(2,515)
Net assets acquired	$ 13,703

In April 2000, a wholly-owned subsidiary of the Company merged with AIL Technologies, Inc. ("AIL") (the "EDO-AIL merger"). In connection with the EDO-AIL merger, the Company issued 6,553,194 of its common shares valued at $39.4 million, and made cash payments aggregating $13.3 million in exchange for all of the outstanding common and preferred shares of AIL. In addition, the Company incurred $2.7 million of transaction costs. The merger was accounted for as a purchase and is included in the Company's results of operations since the date of acquisition. The transaction resulted in goodwill of $3.6 million.

Associated with this merger and included in operating earnings in 2000 are a $6.7 million write-off of purchased IPR&D, described more fully below, $1.5 million of severance costs and $3.3 million of other merger-related costs. Such costs are included in write-off of purchased in-process research and development and merger-related costs in the accompanying consolidated statements of earnings. The $1.5 million of severance costs pertain to an AIL employee group of approximately 200, all of which was paid as of December 31, 2001.

The IPR&D related to a project that had not reached technological feasibility and that had no alternative future uses. The amount allocated to the project was expensed as of the date of acquisition. The development project related to a generic satellite subsystem called a Ku-Ku Band Down Converter for a fixed satellite service market. The converter represents a single channel providing signal conversion from uplink frequencies in the 14GHz range to the downlink frequencies in the 12GHz range. The income approach was utilized for the valuation analysis of the IPR&D. This approach focused on the income-producing capability of the asset, which was based on relative market sizes, growth factors and expected trends in technology. This approach also included analysis of the stage of completion of the project, estimating the costs to develop the purchased in-process technology into commercially viable products, estimating the resulting net cash flows from such projects and discounting the net cash flows back to their present value using a rate commensurate with the relative risk levels. The rate used in discounting the net cash flows from the IPR&D was 25%.

The efforts then required to develop the in-process technology of this project into commercially viable products principally related to the completion of planning, designing, prototyping, and testing functions that are necessary to establish that the down converter produced will meet its design specifications, including technical performance features and function requirements. At the time of the EDO-AIL merger, it was estimated that 90% of the development effort had been completed and the remaining development effort would take approximately six months to complete, with a cost of approximately $1.0 million. This project is now completed resulting in sales in 2001 of Ku-Ku Band Converters.

Unaudited pro forma results of operations, assuming the EDO-AIL merger had been completed at the beginning of 2000, which include adjustments to interest expense, amortization expense and income tax expense are as follows:

	2000 (unaudited, in thousands, except per share amounts)
Net sales from continuing operations	$ 250,080
Net loss from continuing operations available for common shares	$ (1,961)
Basic loss per common share from continuing operations	$ (0.18)

The pro forma results of operations are not necessarily indicative of the actual results of operations that would have occurred had this merger been completed at the beginning of the period, or of the results which may occur in the future.

In November 1999, the Company acquired the outstanding stock of M.Technologies Inc., an integrator of aircraft weapons and avionics systems, for $3.0 million in cash paid at closing and a $1.5 million note to be paid over three years. The note payable (fully paid as of December 31, 2002 and $0.5 million at December 31, 2001) has been recorded at its present value in the accompanying consolidated balance sheet at an interest rate of 8%. The acquisition has been accounted for as a purchase, and accordingly, the operating results of M. Technologies have been included in the Company's consolidated financial statements since the date of acquisition. The excess of the purchase price over the fair market value of net assets acquired was approximately $4.4 million.

Subsequent Events (Unaudited)

In February 2003, a wholly-owned subsidiary of the Company acquired all of the stock of Advanced Engineering & Research Associates, Inc. ("AERA"), a privately-held company located in Alexandria, Virginia, which provides professional and information technology services primarily to the Department of Defense and other government agencies. The acquisition is expected to strengthen and expand the range of such services the Company offers. The preliminary purchase price was $38.0 million, which included an amount placed in escrow. The acquisition will be accounted for as a purchase, and the operating results of AERA will be included in the Company's consolidated financial statements from the date of the acquisition.

In March 2003, a wholly-owned subsidiary of the Company acquired all of the stock of Darlington, Inc., a privately-held defense communications company based in Alexandria, Virginia, which designs, manufactures and supports military communications equipment and information networking systems. The acquisition is expected to enhance the Company's existing positions on long-range platforms and programs across the U.S. military services and in particular the U.S. Marine Corps. The preliminary purchase price was $28.5 million, which included an amount placed in escrow. The acquisition will be accounted for as a purchase, and the operating results of Darlington, Inc. will be included in the Company's consolidated financial statements from the date of the acquisition.

(3) Discontinued Operations

In November 1999, the Board of Directors of the Company approved the decision to sell its satellite products business (Barnes Engineering Company), which sale was completed in January 2000. The Company agreed to indemnify the buyer for certain contract-related costs originally estimated at $2.3 million. In 2001, a change in the estimate of remaining costs to be incurred resulted in earnings from discontinued operations of $0.3 million, net of income taxes.

The revenues, costs and expenses, assets and liabilities, and cash flows associated with the satellite products business have been excluded from the respective captions in the accompanying consolidated financial statements.

(4) Marketable Securities

The Company determines the appropriate classification of securities at the time of purchase and reevaluates such designation as of each balance sheet date. All marketable securities are classified as available-for-sale securities. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity. Realized gains and losses, interest and dividends and declines in value judged to be other-than-temporary declines are included in interest income (expense). The cost of securities sold is based on the specific identification method. At December 31, 2002 and 2001, the marketable securities balance represents amounts in mutual funds.

(5) Accounts and Notes Receivable

Accounts receivable included $43.0 million and $39.1 million at December 31, 2002 and 2001, respectively, of unbilled revenues. Substantially all of the unbilled balances at December 31, 2002 will be billed and are expected to be collected during 2003. Total billed receivables due from the United States Government, either directly or as a subcontractor to a prime contractor with the Government, were $31.0 million and $26.2 million at December 31, 2002 and 2001, respectively.

Notes receivable at December 31, 2002 include $1.9 million which relates to the sale of the Company's College Point facility in January 1996, of which $0.4 million is included in current assets. The notes are due in equal quarterly amounts through September 2004 with a final payment of $1.3 million due on December 31, 2004 and bear interest at 7% per annum. The notes receivable are secured by a mortgage on the facility. Also included in notes receivable at December 31, 2002 is $1.1 million related to the sale in June 2000 of certain parcels of land and a building at the Company's Deer Park facility, of which $0.1 million is included in current assets. The gain on the sale was not material as the carrying value approximated the sales value.

(6) Inventories

Inventories are summarized by major classification as follows at December 31:

	2002	2001
	(in thousands)	
Raw material and supplies	$ 7,804	$ 6,539
Work-in-process	22,561	14,680
Finished goods	2,041	1,718
	$ 32,406	$ 22,937

(7) Property, Plant and Equipment, Net

The Company's property, plant and equipment at December 31 and their related useful lives are summarized as follows:

	2002	2001	
	(in thousands)		Life
Land	$ 18,080	$ 18,080	
Buildings and improvements	33,842	26,297	10-30 years
Machinery and equipment	44,585	45,271	3-19 years
Software	2,031	1,723	4 years
Leasehold improvements	13,150	10,934	Lease terms
	111,688	102,305	
Less accumulated depreciation and amortization	(47,216)	(40,050)	
	$ 64,472	$ 62,255	

(8) Accrued Liabilities

Accrued liabilities consisted of the following at December 31:

	2002	2001
	(in thousands)	
Employee compensation and benefits	$ 16,744	$ 13,664
Deferred revenue and accrual for future costs related to acquired contracts	11,562	–
Income taxes payable	3,991	5,096
Accrued interest	1,782	–
Warranty	1,622	803
Current portion of environmental obligation	250	395
Indemnification liability	–	80
Other	19,497	14,616
	$ 55,448	$ 34,654

(9) Long-Term Debt and Credit Facility

Credit Facility

At December 31, 2002, the Company has a $200.0 million credit facility with a consortium of banks, led by Citibank, N.A. as the administrative agent, Fleet National Bank as the syndication agent and Wachovia Bank, N.A. as the documentation agent. The facility expires in November 2005 and amended the $69.0 million credit facility in place at December 31, 2001. In connection with the amended facility, $1.2 million of deferred finance costs are included in other assets on the accompanying consolidated balance sheet and are being amortized using the straight-line method over the term of the agreement.

The credit facility provides sub-limits of borrowing up to $125.0 million for acquisition-related financing and up to $125.0 million in standby letters of credit financing. The potential cash borrowing under the facility is reduced by the amount of outstanding letters of credit. Borrowings under the facility will be priced initially at LIBOR plus a predetermined amount, ranging from 1.25% to 1.75%, depending on the Company's consolidated leverage ratio at the time of the borrowing. At December 31, 2002, LIBOR was approximately 1.4% and the applicable adjustment to LIBOR was 1.25%. The facility requires the Company to pay each lender in the consortium a commitment fee on the average daily unused portion of their respective commitment at a rate equal to 0.25%.

There were no direct borrowings outstanding under the credit facility at December 31, 2002 or 2001. Letters of credit outstanding at December 31, 2002 pertaining to the credit facility were $31.5 million, resulting in $93.5 million available for additional letters of credit, if needed.

In connection with the credit facility, the Company is required to maintain both financial and non-financial covenants and ratios, including but not limited to minimum tangible net worth plus subordinated debt, leverage ratio, fixed charge coverage ratio, earnings before interest and taxes to interest expense ratio, total unsubordinated debt to tangible net worth, net income and dividends. As of December 31, 2002, the Company was in compliance with its covenants. The credit facility is secured by the Company's accounts receivables, inventory and machinery and equipment.

5.25% Convertible Subordinated Notes due 2007

In April 2002, the Company completed its offering of $137.8 million of 5.25% Convertible Subordinated Notes due 2007 and received $133.7 million, net of commissions paid. Interest payments on the Notes are due April 15 and October 15 of each year, commencing on October 15, 2002. Accrued interest payable, included in accrued liabilities on the accompanying consolidated balance sheet, at December 31, 2002 was $1.5 million.

In connection with the offering of the Notes, there are $4.1 million of unamortized debt issuance costs at December 31, 2002, which are included in other assets on the accompanying consolidated balance sheet and are being amortized using the straight-line method through April 2007.

The Notes are convertible, unless previously redeemed or repurchased by the Company, at the option of the holder at any time prior to maturity, into the Company's common stock at an initial conversion price of $31.26 per share, subject to adjustment in certain events. As of December 31, 2002, there had been no such conversions.

7% Convertible Subordinated Debentures due 2011

During the fourth quarter of 2001, the Company redeemed all of its outstanding 7% Convertible Subordinated Debentures due 2011 (the "Debentures"). As a result of the redemption, $22.1 million face value of the Debentures were converted into 1,005,250 common shares and $0.2 million face value were redeemed for cash. During 2001, the Company also purchased $3.4 million of the Debentures for $3.2 million and recognized a gain of $0.2 million, which is included in other non-operating income in the accompanying consolidated statement of earnings.

(10) Employee Stock Ownership Plan and Trust

The Company sponsored two employee stock ownership plans: the existing EDO Employee Stock Ownership Plan ("EDO ESOP"); and the AIL Employee Stock Ownership Plan ("AIL ESOP") that was acquired in connection with the EDO-AIL merger. These two plans were merged into a single plan effective as of January 1, 2001 ("merged ESOP"), and the preferred shares from the EDO ESOP were converted into 1,067,281 common shares as of March 8, 2001. The merged ESOP provides retirement benefits to substantially all employees.

Prior to the EDO-AIL merger, the EDO ESOP was being accounted for under Statement of Position ("SOP") No. 76-3, "Accounting Practices for Certain Employee Stock Ownership Plans" and the AIL ESOP was being accounted for under SOP No. 93-6, "Employers' Accounting for Employee Stock Ownership Plans." The merged ESOP is being accounted for under SOP No. 93-6. Accordingly, 328,993 unallocated shares of common stock related to the EDO ESOP and now held by the merged ESOP are not considered outstanding for the purposes of computing earnings per share in 2002 and 2001, respectively. In prior years, such shares were considered outstanding in accordance with SOP No. 76-3.

As of June 30, 2001, the merged ESOP restructured its indirect loan from the Company to extend the maturity date to December 31, 2017. As part of this restructuring, the EDO ESOP bank loan obligation was paid in full on July 30, 2001.

As quarterly payments are made under the indirect loan, unallocated common shares in the merged ESOP are committed-to-be-released. The allocation to participants is based on (i) a match of 50% of the first 6% of the participants' 401(k) contributions; (ii) $600 per participant; and (iii) any remaining distribution is based on participants' relative compensation. The cost basis of the unearned/unallocated shares is initially recorded as a reduction to shareholders' equity. Compensation expense is recorded based on the market value of the Company's common shares as they are committed-to-be-released. The difference between the market value and the cost basis of the shares is recorded as additional paid-in capital. Dividends on unallocated shares are recorded as compensation expense.

In 2002, 2001 and 2000, respectively, non-cash ESOP compensation expense recorded by the Company amounted to $4.0 million, $1.8 million and $1.8 million. At December 31, 2002, there are 2,500,188 unearned/unallocated shares which have an aggregate market value of $52.0 million and 1,751,605 allocated shares. Total principal and interest payments made in 2002 and 2001 under the merged ESOP indirect loan amounted to $1.7 million and $1.1 million, respectively.

A discussion of each plan prior to the merger follows.

EDO ESOP

During 1988, the EDO Employee Stock Ownership Trust ("EDO ESOT") purchased 89,772 preferred shares from the Company for approximately $19.2 million. The preferred shares were being allocated to employees on the basis of compensation. The preferred shares provided for dividends of 8% per annum, which were deductible by the Company for Federal and state income tax purposes. The tax benefit that was attributable to unallocated preferred shares was reflected as an increase to retained earnings. Each unallocated preferred share was convertible at its stated conversion rate into 10 common shares. Allocated preferred shares were convertible at the greater of the stated conversion rate or the fair value of each preferred share divided by the current market price of each common share. The EDO ESOT purchased the preferred shares from the Company using the proceeds of a bank borrowing guaranteed by the Company. The EDO ESOT serviced this obligation with the dividends received on the preferred shares and any additional contributions from the Company as required. Principal and interest payments on the note of the EDO ESOT were to be made in quarterly installments through 2003. Interest was charged at 82% of the prime lending rate. During 2001 and 2000, respectively, the Company's cash contributions and dividends on the preferred shares were used to repay principal of $0.9 million and $1.6 million and pay interest of $0.2 million and $0.5 million. During 2001 and 2000, respectively, cash contributions of $0.7 million and $1.2 million were made to the EDO ESOP and were recorded as compensation expense.

The EDO ESOT's borrowing guaranteed by the Company was reflected as a liability on the consolidated balance sheets with an equal amount as a reduction to shareholders' equity, offsetting the increase in the capital stock accounts. As the principal portion of the note was repaid, the liability and the EDO ESOT loan obligation, included in shareholder's equity, were reduced concurrently.

AIL ESOP

The AIL ESOP held AIL common shares prior to the EDO-AIL merger which were converted to EDO common shares. The cost basis of the unearned AIL ESOP shares were recorded as a reduction to shareholders' equity, offsetting the increase in the capital stock accounts. As AIL ESOP shares were committed-to-be-released to plan participants, the earned AIL ESOP shares were released from the unearned AIL ESOP shares account based on the cost of the shares to the AIL ESOP. The allocation to participants was based on (i) $600 per employee at the market value of the common shares and (ii) pro rata based on compensation. Compensation expense was recorded based on the market value of the Company's common shares. The Company recorded the difference between the market value of the shares committed-to-be-released and the cost of these shares to the AIL ESOP to additional paid-in capital.

In 2000, the Company recorded compensation expense of approximately $1.8 million subsequent to the EDO-AIL merger and contributed approximately $2.0 million to the AIL ESOP to cover the AIL ESOP's indirect loan service requirements.

(11) Income Taxes

The 2002, 2001 and 2000 significant components of the provision for income taxes attributable to continuing operations are as follows:

	2002	2001	2000
		(in thousands)	
Federal			
Current	$ 10,659	$ 2,345	$ 3,042
Deferred	(2,503)	5,598	1,313
	$ 8,156	$ 7,943	$ 4,355
State			
Current	$ 2,667	$ 1,097	$ 683
Deferred	(481)	170	226
	$ 2,186	$ 1,267	$ 909
Total	$ 10,342	$ 9,210	$ 5,264

The reconciliation of income tax attributable to continuing operations computed at the U.S. Federal tax rate to income tax expense is:

	Percent of Pretax Earnings		
	2002	2001	2000
Tax at statutory rate	35.0%	35.0%	35.0%
State taxes, net of Federal benefit	5.0	3.0	3.6
Write-off of purchased in-process research and development	–	–	35.6
Non-deductible goodwill amortization	–	1.0	3.9
Non-cash ESOP compensation expense	3.0	0.5	1.0
Foreign sales benefit	(1.4)	(1.4)	(2.1)
Other, net	0.9	0.5	2.9
Effective income tax rate	42.5%	38.6%	79.9%

The significant components of deferred tax assets and liabilities as of December 31 are as follows:

	2002	2001
	(in thousands)	
Deferred Tax Assets		
Retirement plans' additional minimum liability	$ 23,617	$ 9,302
Post-retirement benefits obligation other than pensions	5,001	5,091
Deferred revenue	980	873
Deferred compensation	2,843	2,612
Inventory valuation	2,242	1,777
Other	99	281
Total deferred tax assets	34,782	19,936
Deferred Tax Liabilities		
Depreciation and amortization	7,946	7,964
Prepaid pension asset	3,175	5,619
Identifiable intangible asset	–	782
Total deferred tax liabilities	11,121	14,365
Net deferred tax asset	$ 23,661	$ 5,571

(12) Shareholders' Equity

On October 31, 2001, the Company completed the public sale of 3,716,100 of its common shares and received net proceeds of approximately $81.5 million.

At various times beginning in 1983, the Board of Directors has authorized and subsequently increased by amendments, a plan to purchase an aggregate amount of 4,190,000 common shares. As of December 31, 2002, the Company had acquired approximately 4,091,000 common shares in open market transactions at prevailing market prices. Approximately 4,026,000 of these shares have been used for various purposes, including: conversion of preferred shares; contributions of common shares to the EDO ESOP; grants pursuant to the Company's Long-Term Incentive Plans; payment of directors' fees; partial payment of a 50% stock dividend; and stock options exercised. As of December 31, 2002 and 2001, respectively, the Company held 94,322 and 182,459 common shares in its treasury for future use.

At December 31, 2002, the Company had reserved 6,161,473 authorized and unissued common shares for stock option and long-term incentive plans and conversion of the Notes.

(13) Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	2002	2001	2000
		(in thousands)	
Numerator:			
Earnings from continuing operations available for common shares for basic calculation	$10,629	$ 14,485	$ 440
Effect of dilutive securities:			
Convertible debentures	–	998	–
Convertible preferred shares	–	5	119
Numerator for diluted calculation	$ 10,629	$ 15,488	$ 559
Denominator:			
Denominator for basic calculation	17,080	12,776	9,601
Effect of dilutive securities:			
Stock options	299	270	68
Convertible preferred shares	–	153	993
Convertible debentures	–	1,055	–
Denominator for diluted calculation	17,379	14,254	10,662

The assumed conversion of the Notes was anti-dilutive for 2002. The assumed conversion of the Debentures was anti-dilutive for 2000.

(14) Stock Plans

The Company has granted nonqualified stock options to officers, directors and other key employees under plans approved by the shareholders in 2002 for the purchase of its common shares at the fair market value of the common shares on the dates of grant. Options under the 2002 Long-Term Incentive Plan ("LTIP") generally become exercisable on the third anniversary of the date of the grant and expire on the tenth anniversary of the date of the grant. The 2002 LTIP will expire in 2012. Options under the 2002 Non-Employee Director Stock Option Plan ("NEDSOP"), which pertains only to non-employee directors, are immediately exercisable and expire on the tenth anniversary of the date of the grant. The 2002 NEDSOP will also expire in 2012.

Changes in options outstanding are as follows:

	2002		2001		2000	
	Weighted-Average Exercise Price	Shares Subject to Option	Weighted-Average Exercise Price	Shares Subject to Option	Weighted-Average Exercise Price	Shares Subject to Option
Beginning of year	$7.75	805,876	$6.46	848,211	$6.61	612,350
Options granted	26.72	327,850	9.76	275,350	6.58	428,121
Options exercised	6.98	(69,433)	6.02	(314,458)	4.87	(19,775)
Options expired/cancelled	22.02	(7,150)	7.08	(3,227)	7.46	(172,485)
End of year	$13.59	1,057,143	$7.75	805,876	$6.46	848,211
Exercisable at year end	$10.70	490,243	$6.76	455,426	$6.03	517,795

The options outstanding as of December 31, 2002 are summarized as follows:

Range of Exercise Prices	Weighted-Average Exercise Price	Number of Options Outstanding	Weighted-Average Remaining Life
$3.07-5.69	$3.96	35,500	2 years
6.13-9.60	7.89	694,668	7 years
17.10-31.40	26.74	326,975	9 years
		1,057,143	

The 2002 plan also provides for restricted common share long-term incentive awards as defined under the plan. As of December 31, 2002 plan participants had been awarded 392,000 restricted common shares. Deferred compensation is recorded for the fair value of the restricted common share awards on the date of grant and is amortized over the five-year period the related services are provided. The amount charged to operations in 2002, 2001 and 2000 was $0.2 million, $0.3 million and $0.7 million, respectively. As of December 31, 2002, 696,141 shares are available for additional awards.

The per share weighted-average fair value of stock options granted was $15.28, $4.88 and $3.22 in 2002, 2001 and 2000, respectively, on the dates of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 2002 – expected dividend yield of 1%, risk free interest rate of 4.8%, expected stock volatility of 51%, and an expected option life of 7½ years; 2001 – expected dividend yield of 1%, risk free interest rate of 4.9%, expected stock volatility of 47%, and an expected option life of 7½ years; and 2000 – expected dividend yield of 1.3%, risk free interest rate of 6.5%, expected stock volatility of 42%, and an expected option life of 7½ years. The Company applies APB Opinion No. 25 in accounting for its stock option grants and, accordingly, no compensation cost has been recognized in the consolidated financial statements for its stock options which have exercise prices equal to or greater than the fair values of the common shares on the dates of the grant. Had the Company determined compensation cost based on the fair values at the grant dates for its stock options under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's earnings from continuing operations, and basic and diluted earnings from continuing operations per common share would have been reduced to the pro forma amounts indicated below:

	2002	2001	2000
	(in thousands, except per share amounts)		
Earnings:			
As reported	$ 10,629	$ 14,679	$ 1,321
Stock option compensation expense based on fair value method, net of tax	(1,155)	(475)	(186)
Pro forma	$ 9,474	$ 14,204	$ 1,135
Basic earnings per common share:			
As reported	$ 0.62	$ 1.14	$ 0.05
Pro forma	0.55	1.10	0.03
Diluted earnings per common share:			
As reported	$ 0.61	$ 1.09	$ 0.05
Pro forma	0.55	1.05	0.03

(15) Other Employee Benefit Plans

Defined Benefit Plans

The Company maintains a noncontributory defined benefit pension plan covering substantially all of its employees. In November 2002, the plan was amended whereby benefits accrued under the plan were frozen as of December 31, 2002. The Company's funding policy is to make annual contributions to the extent such contributions are actuarially determined and tax deductible.

In 2002, the Company recorded pension expense of $6.0 million, which includes a curtailment loss of $2.0 million resulting from the aforementioned amendment to the plan. In 2001 and 2000, the Company recorded pension income of $2.8 million and $4.6 million, respectively. The expected long-term rate of return on plan assets was 9.5% in 2002 and 2001 and 9% in 2000. For 2003 pension expense, the expected return on plan assets has been reduced to 8.75%. The actuarial computations assumed a discount rate on benefit obligations at December 31, 2002 and 2001 of 6.75% and 7.25%, respectively. The assumed rate of compensation increase of 4.95% for 2002 and 2001 approximated the Company's previous experience. No compensation increase will be assumed after 2002 due to the aforementioned freezing of the plan. The assets of the pension plan consist primarily of equity and fixed income securities, which are readily marketable.

A summary of the components of net periodic pension (expense) income follows:

	2002	2001	2000
	(in thousands)		
Service cost	$ (4,353)	$ (3,693)	$ (2,819)
Interest on projected benefit obligation	(15,091)	(14,281)	(11,361)
Expected return on plan assets	17,217	20,820	17,616
Amortization of transitional assets	–	8	8
Amortization of prior service cost	(261)	(85)	(101)
Recognized net actuarial (loss) gain	(1,476)	–	1,277
Curtailment loss	(1,998)	–	–
Net pension (expense) income	$ (5,962)	$ 2,769	$ 4,620

The following sets forth the funded status of the plan as of December 31:

	2002	2001
	(in thousands)	
Change in projected benefit obligation:		
Projected benefit obligation at beginning of year	$ 214,273	$ 196,700
Service cost	4,353	3,693
Interest cost	15,091	14,281
Benefits paid	(17,279)	(12,228)
Actuarial loss	12	11,827
Effect of curtailment	(19,262)	–
Projected benefit obligation at end of year	$ 197,188	$ 214,273
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 187,350	$ 214,418
Actual loss on plan assets	(21,436)	(14,840)
Benefits paid	(17,279)	(12,228)
Fair value of plan assets at end of year	$ 148,635	$ 187,350
Funded status	$ (48,553)	$ (26,923)
Unrecognized net loss	55,432	37,505
Unrecognized prior service cost	–	2,259
Prepaid pension cost	$ 6,879	$ 12,841

In accordance with the provisions of SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Plans and for Termination Benefits," since the curtailment of $19.3 million did not exceed the previous unrecognized net loss, no portion of the $19.3 million curtailment was recognized in earnings for 2002. Accordingly, the remaining unrecognized net loss will be accounted for in future pension plan expense consistent with SFAS No. 87, "Employers' Accounting for Pensions."

Due to the lower discount rate and a decline in the fair market value of plan assets during 2002 and 2001, the accumulated benefit obligation at December 31, 2002 and 2001 exceeded the fair value of plan assets by $48.6 million and $11.3 million, respectively. Consequently, a net of tax comprehensive loss of $19.8 million and $12.9 million was charged against shareholders' equity in 2002 and 2001, respectively. Amounts recognized in the consolidated balance sheets at December 31 are as follows:

	2002	2001
	(in thousands)	
Prepaid pension cost (included in other assets)	$ 6,879	$ 12,841
Intangible asset (included in other assets)	$ –	$ 2,259
Additional minimum liability (included in post-retirement benefits obligations)	$ (55,432)	$ (24,094)
Accumulated other comprehensive loss (included in shareholders' equity)	$ 55,432	$ 21,835

Non-Qualified Plans

The Company has a supplemental defined benefit plan for substantially all employees under which employees may receive an amount by which benefits earned under the pension plan exceed the limitations imposed by the Internal Revenue Code. The Company also has a supplemental retirement plan for officers and certain employees. Benefits are based on years of service and certain compensation that is excluded under the qualified plan.

Total expenses under the non-qualified plans in 2002, 2001 and 2000 were $1.4 million, $0.7 million and $0.9 million, respectively. The supplemental plans of EDO and AIL were combined in 2001.

A summary of the components of net periodic pension expense follows:

	2002 (in thousands)
Service cost	$ 190
Interest on projected benefit obligation	815
Amortization of transitional assets	32
Amortization of prior service cost	141
Recognized net actuarial loss	225
Net pension expense	$ 1,403

Summarized below is the funded status of the combined supplemental plans as of December 31:

	2002	2001
	(in thousands)	
Change in projected benefit obligation:		
Projected benefit obligation at beginning of year	$ 11,538	$ 9,747
Service cost	190	84
Interest cost	815	700
Benefits paid	(847)	(760)
Actuarial loss	951	297
Plan amendments	400	1,470
Projected benefit obligation at end of year	$ 13,047	$ 11,538
Change in plan assets:		
Fair value of plan assets at beginning of the year	$ –	$ –
Employer contribution	847	760
Benefits paid	(847)	(760)
Fair value of plan assets at end of year	$ –	$ –
Funded status	$ (13,047)	$ (11,538)
Unrecognized net loss	4,204	3,525
Unrecognized prior service cost	1,684	1,377
Unrecognized net obligation	10	42
Accrued benefit cost	$ (7,149)	$ (6,594)

Due to the lower discount rate during 2002 and 2001, the accumulated benefit obligation at December 31, 2002 and 2001 exceeded the fair value of plan assets by $11.0 million and $8.9 million, respectively. Consequently, a net of tax comprehensive loss of $0.8 million and $0.5 million was charged against shareholders' equity in 2002 and 2001, respectively. Amounts recognized in the consolidated balance sheets at December 31 are as follows:

	2002	2001
	(in thousands)	
Accrued benefit cost (included in post-retirement benefits obligation)	$ (7,149)	$ (6,594)
Intangible asset (included in other assets)	$ 1,694	$ 1,419
Additional minimum liability (included in post-retirement benefits obligations)	$ (3,864)	$ (2,270)
Accumulated other comprehensive loss *(included in shareholders' equity)*	$ 2,170	$ 851

401(k) Plans

In 2000, there were four 401(k) plans sponsored by the Company covering substantially all employees. These plans were merged as of January 1, 2001. The current merged plan provides for matching by the Company of 50% of the first 6% of employee contributions. The match is provided in the Company's common stock under the ESOP plan. In 2000, matching contributions under the original plans were not material.

(16) *Post-Retirement Health Care and Life Insurance Benefits*

The Company provides certain health care and life insurance benefits to qualified retired employees and dependents at certain locations. These benefits are funded as benefits are provided, with the retiree paying a portion of the cost through contributions, deductibles and coinsurance provisions. The Company has always retained the right to modify or terminate the plans providing these benefits.

In accordance with SFAS No. 106, "Employers' Accounting for Post-Retirement Benefits Other Than Pensions," the Company recognizes these benefit expenses on an accrual basis as the employees earn them during their employment rather than when they are actually paid.

EDO Post-Retirement Benefit Plan

Post-retirement health care and life insurance expense (income) included the following components:

	2002	2001	2000
		(in thousands)	
Service cost	$ –	$ 69	$ 57
Interest cost	171	229	239
Curtailment gain	–	(929)	–
Total post-retirement health care and life insurance expense (income)	$ 171	$ (631)	$ 296

In 2001, the Company recognized a curtailment gain as a result of a plan amendment whereby coverage will not be provided for future retirees.

The funded status of the EDO post-retirement health care and life insurance benefits plan is as follows as of December 31:

	2002	2001
	(in thousands)	
Change in accumulated post-retirement benefit obligation:		
Accumulated benefit obligation at beginning of year	$ 2,317	$ 3,227
Service cost	–	69
Interest cost	171	229
Benefits paid	(448)	(354)
Participant contributions	31	32
Actuarial loss	42	43
Effect of curtailment	–	(929)
Unfunded accumulated post-retirement benefit obligation at end of year	$ 2,113	$ 2,317
Unrecognized net gain	39	81
Accrued post-retirement benefit cost	$ 2,152	$ 2,398

Actuarial assumptions used in determining the accumulated post-retirement benefit obligation include a discount rate of 6.75% and 7.25% at December 31, 2002 and 2001, respectively, and estimated increases in health care costs. The Company has limited its increase in health care costs to 5% per year by requiring the retirees to absorb any costs in excess of 5% and has used such rate to measure its obligation.

AIL Post-Retirement Benefit Plan

Post-retirement expense included in the consolidated financial statements comprised the following:

	2002	2001	2000
		(in thousands)	
Service cost	$ 313	$ 86	$ 53
Interest cost	431	663	468
Recognized net actuarial gain	(269)	(11)	–
Total post-retirement expense	$ 475	$ 738	$ 521

The funded status of the AIL post-retirement benefit plan is as follows as of December 31:

	2002	2001
	(in thousands)	
Change in accumulated post-retirement benefit obligation:		
Accumulated benefit obligation	$ 8,737	$ 8,876
Service cost	313	86
Interest cost	431	663
Benefits paid	(449)	(591)
Actuarial loss (gain)	2,739	(297)
Unfunded accumulated post-retirement benefit obligation at end of year	$ 11,771	$ 8,737
Unrecognized (loss) gain	(1,725)	1,282
Accrued post-retirement benefit cost	$ 10,046	$ 10,019

Actuarial assumptions used in determining the accumulated post-retirement benefit obligation include a discount rate of 6.75% and 7.25% at December 31, 2002 and 2001, respectively. The accumulated benefit obligation would not be affected by increases in healthcare costs since such costs are funded by the participants.

(17) Commitments and Contingencies

The Company is contingently liable under the terms of letters of credit aggregating approximately $86.9 million at December 31, 2002, should it fail to perform in accordance with the terms of its contracts with foreign customers.

At December 31, 2002, the Company and its subsidiaries were obligated under building and equipment leases expiring between 2003 and 2012. The aggregate future minimum lease commitments under those obligations with noncancellable terms in excess of one year are as follows:

- 2003 - $7,995
- 2004 - $6,432
- 2005 - $5,467
- 2006 - $4,448
- 2007 - $4,011
- Thereafter - $18,919

Rental expense for continuing operations under such leases for the years ended December 31, 2002,

2001 and 2000 amounted to $5.2 million, $4.7 million and $3.9 million, respectively.

(18) Legal Matters

The Company and three other companies entered into a consent decree in 1990 with the Federal government for the remediation of a Superfund site. The Superfund site has been divided into three operable units. The consent decree relates to two of the operable units. The third operable unit has not been formally studied and, accordingly, no liability has been recorded by the Company. The Company believes that the aggregate amount of the obligation and timing of cash payments associated with the two operable units subject to the consent decree are reasonably fixed and determinable. Accordingly, the environmental obligation has been discounted at five percent. Management estimates that as of December 31, 2002, the discounted liability over the remainder of the twenty-three years related to these two operable units is approximately $2.3 million of which approximately $0.3 million has been classified as current and is included in accrued liabilities. Approximately $0.6 million of the $2.3 million liability will be incurred over the next five years.

The Company is also involved in other environmental cleanup efforts, none of which management believes is likely to have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

Additionally, the Company and its subsidiaries are subject to certain legal actions that arise out of the normal course of business. It is management's belief that the ultimate outcome of these actions will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

(19) Business Segments

The Company determines its operating segments based upon an analysis of its products and services, production processes, types of customers, economic characteristics and the related regulatory environment, which is consistent with how management operates the Company. The Company's continuing operations are conducted in three business segments: Defense, Communications and Space Products, and Engineered Materials.

Our Defense segment provides integrated front-line warfighting systems and components including electronic warfare, radar countermeasures systems, reconnaissance and surveillance systems, aircraft weapons suspension and release systems, airborne mine countermeasures systems, integrated combat and sonar systems, command, control and communications systems and professional, operational, technical and information technology services for military forces and governments worldwide. Our Communications and Space Products segment supplies antenna products and ultra-miniature electronics and systems for the remote sensing and electronic warfare industries. Our Engineered Materials segment supplies commercial and military piezo-electric ceramic products and advanced fiber composite structural products for the aircraft, communication, navigation, chemical, petrochemical, paper and oil industries.

Domestic U.S. Government sales, which include sales to prime contractors of the U.S. Government, amounted to 75%, 69% and 63% of net sales, which were 82%, 77% and 69% of Defense's net sales, 62%, 55% and 66% of Communications and Space Products' net sales and 42%, 41% and 33% of Engineered Materials' net sales for 2002, 2001 and 2000, respectively. Export sales comprised 15%, 15% and 18% of net sales for 2002, 2001 and 2000, respectively. In addition, the Universal Exciter Upgrade program in the Defense segment comprised approximately 14%, 15% and 15% of net sales for 2002, 2001 and 2000, respectively.

Principal products and services by segment are as follows:

Defense Segment
- Electronic Warfare
- Radar Countermeasures Systems
- Reconnaissance and Surveillance Systems
- Aircraft Weapons Suspension and Release Systems
- Airborne Mine Countermeasures Systems
- Integrated Combat Systems
- Command, Control and Communications Systems
- Undersea Systems
- Professional, Operational, Technical and Information Technology Services

Communications and Space Products Segment
- Antenna Products
- Communications and Countermeasures Systems
- Space Products

Engineered Materials Segment
- Electro-Ceramic Products
- Advanced Fiber Composite Structural Products

Information by segment on sales, operating earnings, identifiable assets, depreciation and amortization, and capital expenditures is as follows for each of the three years ended December 31:

	2002	2001	2000
		(in thousands)	
Net sales:			
Defense	$ 243,447	$ 183,454	$ 142,044
Communications and Space Products	47,262	39,998	30,027
Engineered Materials	38,167	36,509	34,751
	$ 328,876	$ 259,961	$ 206,822
Operating earnings:			
Defense	$ 28,674	$ 21,927	$ 17,117
Communications and Space Products	(441)	(383)	(11,176)
Engineered Materials	3,150	4,603	3,298
Curtailment (loss) gain	(1,998)	929	–
	$ 29,385	$ 27,076	$ 9,239
Net interest expense	(4,956)	(2,216)	(2,438)
Other expense, net	(95)	(971)	(216)
Earnings before income taxes and cumulative effect of a change in accounting principle	$ 24,334	$ 23,889	$ 6,585
Identifiable assets:			
Defense	$ 224,017	$ 129,631	$ 106,958
Communications and Space Products	40,001	49,769	37,576
Engineered Materials	28,496	27,690	29,139
Corporate	189,060	78,540	40,581
	$ 481,574	$ 285,630	$ 214,254
Depreciation and amortization:			
Defense	$ 7,440	$ 6,081	$ 5,047
Communications and Space Products	1,895	2,438	1,960
Engineered Materials	1,800	2,029	1,882
Corporate	186	848	552
	$ 11,321	$ 11,396	$ 9,441
Capital expenditures:			
Defense	$ 3,587	$ 7,896	$ 1,559
Communications and Space Products	816	4,308	570
Engineered Materials	1,819	1,479	1,705
Corporate	871	615	27
	$ 7,093	$ 14,298	$ 3,861

Merger-related costs, including IPR&D, attributable to the Condor acquisition and the EDO-AIL merger are included in the segments as follows:

	2002	2001	2000
		(in thousands)	
Defense	$ 567	$ 937	$ 3,342
Communications and Space Products	–	184	7,595
Engineered Materials	–	197	558
Total	$ 567	$ 1,318	$ 11,495

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
EDO Corporation

We have audited the accompanying consolidated balance sheets of EDO Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EDO Corporation and subsidiaries at December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1(g) to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill to conform with Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets."

/s/ Ernst & Young LLP

New York, New York
February 11, 2003

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table sets forth unaudited quarterly financial information for 2002 and 2001 (in thousands, except per share amounts).

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	2002	2001	2002	2001	2002	2001	2002	2001
Net sales from continuing operations	$ 66,909	$ 60,151	$ 73,719	$ 66,776	$ 85,104	$ 60,353	$ 103,144	$ 72,681
Net earnings before cumulative effect of a change in accounting principle:								
Continuing operations	2,810	2,843[a]	3,074	3,095[b]	3,371[c]	3,833	4,737[d]	4,908[e]
Discontinued operations	–	–	–	–	–	–	–	273
	2,810	2,843	3,074	3,095	3,371	3,833	4,737	5,181
Cumulative effect of a change in accounting principle, net of tax	(3,363)[f]	–	–	–	–	–	–	–
(Loss) earnings	(553)	2,843	3,074	3,095	3,371	3,833	4,737	5,181
Earnings per share before cumulative effect of a change in accounting principle:								
Basic:								
Continuing operations	0.17	0.23	0.18	0.25	0.20	0.32	0.28	0.32
Discontinued operations	–	–	–	–	–	–	–	0.02
	0.17	0.23	0.18	0.25	0.20	0.32	0.28	0.34
Cumulative effect of a change in accounting principle, net of tax	(0.20)	–	–	–	–	–	–	–
(Loss) earnings-Basic	(0.03)	0.23	0.18	0.25	0.20	0.32	0.28	0.34
Diluted:								
Continuing operations	0.16	0.22	0.18	0.24	0.19	0.30	0.26	0.31
Discontinued operations	–	–	–	–	–	–	–	0.02
	0.16	0.22	0.18	0.24	0.19	0.30	0.26	0.33
Cumulative effect of a change in accounting principle, net of tax:	(0.20)	–	–	–	–	–	–	–
(Loss) earnings-Diluted	(0.04)	0.22	0.18	0.24	0.19	0.30	0.26	0.33
Preferred dividends paid	–	194	–	–	–	–	–	–

a. Includes merger-related costs of $0.5 million.

b. Includes merger-related costs of $0.8 million.

c. Includes write-off of purchased in-process research and development costs of $0.2 million and merger-related costs of $0.2 million.

d. Includes merger-related costs of $0.2 million and a $2.0 million defined benefit pension plan curtailment loss.

e. *Includes a $0.9 million post-retirement curtailment gain.*

f. Upon adoption of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets," the Company recorded a cumulative effect of a change in accounting principle effective January 1, 2002. See Note 1(g) to the consolidated financial statements as of and for the year ended December 31, 2002.

Board of Directors



Seated Center:

James M. Smith
Chairman, President and CEO, EDO Corporation

Left to Right:

Robert M. Hanisee
Managing Director, Trust Company of the West

George M. Ball
Chairman, Philpott, Ball & Werner

Robert E. Allen
Managing Director, Redding Consultants, Inc.

Ronald L. Leach
Former Eaton Vice President, Accounting



Seated Left to Right:

James Roth
Former President and CEO, GRC International Inc.

Michael J. Hegarty
President and CEO, Flushing Financial Corporation

Standing Left to Right:

George A. Strutz, Jr.
President and CEO, Strutz and Company, Inc.

Admiral Dennis C. Blair
Senior Fellow, Institute for Defense Analyses
Commander (retired), U.S. Pacific Command

Robert Alvine
Chairman, President and CEO, i-Ten Management Corp.

Corporate Directory



Frank W. Otto
Executive Vice President



Jon A. Anderson
Vice President
Washington Operations



Frederic B. Bassett
Vice President-Finance,
Chief Financial Officer
and Treasurer



Patricia D. Comiskey
Vice President
Human Resources



William J. Frost
Vice President-Administration,
Shareholder Relations and Secretary



Harvey N. Kreisberg
Vice President
Corporate Development



Gayle Lombardi
Tax Director



Lisa M. Palumbo
Vice President and
General Counsel



Effie Pavlou
Controller

Operations Directory



George P. Fox, Jr
Group Vice President
EDO Electronic Systems

Joseph Cangelosi
Vice President
EDO Integrated Systems & Structures

James Barber
General Manager
EDO M. Tech

Michael Therson
General Manager
EDO Fiber Science and
EDO Specialty Plastics

William Wahlig
General Manager
EDO Marine & Aircraft Systems

Robert Eisenberg
Vice President and General Manager
EDO Reconnaissance and Surveillance Systems

Peter McVeigh
Vice President
EDO Sensors and Force Protection Systems

Timothy Davis
General Manager
EDO Communications and Countermeasures Systems

Ruby Pritchard
General Manager
EDO Antenna Products and Technologies

Eduardo Palacio
General Manager
EDO Defense Programs and Technologies



Milo W. Hyde
Group Vice President
EDO Systems and Analysis

James Brunelle
General Manager
EDO Combat Systems

Julius Caesar
General Manager
EDO Professional Services

C. Barry Franks
General Manager
EDO Advanced Engineering and Research Associates

Thomas Gardiner
General Manager
EDO Technical Services Operations

Gary Springfield
General Manager
EDO Electro-Ceramic Products

Shareholder Information

Address	EDO Corporation 60 East 42nd Street Suite 5010 New York, NY 10165 USA 212.716.2000, Fax 212.716.2050 www.edocorp.com
Annual Shareholders' Meeting	The Annual Shareholders' Meeting will be held on Tuesday, April 22, 2003 at 9 A.M. at the Fairmont Hotel, San Jose, California. Notice of the meeting and proxy statement are being mailed with this report to shareholders of record as of March 7, 2003.
Shareholder Communications	For information about EDO Corporation Investor Relations contact Mr. William J. Frost, 212.716.2006, Fax 212.716.2050, investor.relations@edocorp.com
Product Communications	For information about EDO Products contact Mr. Harvey N. Kreisberg, 212.716.2012, Fax 212.716.2051, harvey.kreisberg@nycedo.com
Stock Registrar and Transfer Agent	American Stock Transfer and Trust Company 59 Maiden Lane, New York, NY 10038 800.937.5449
Certified Public Accountants	Ernst & Young LLP 787 Seventh Avenue, New York, NY 10019 212.773.3000
Financial Public Relations	Neil G. Berkman Associates 1900 Avenue of the Stars, Suite 2850, Los Angeles, CA 90067 310.277.5162, nberkman@berkmanassociates.com
Forward-Looking Statement	This report contains statements that may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections about the Company's business based, in part, on assumptions made by management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements due to numerous factors, including the following: changes in demand for the Company's products, product mix, the timing of customer orders and deliveries, the impact of competitive products and pricing, difficulties encountered in the integration of acquired businesses and other risks discussed from time to time in the Company's Securities and Exchange Commission filings and reports. In addition, such statements could be affected by general industry and market conditions and growth rates, and general domestic and international economic conditions. Such forward-looking statements speak only as of the date on which they are made, and the Company does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this report.

http://www.edocorp.com

EDO Corporation
60 East 42nd Street, Suite 5010, New York, NY 10165
212.716.2000, www.edocorp.com

EDO Corporation – Washington Operations
1745 Jefferson Davis Highway, Suite 601
Arlington, VA 22202
703.412.3300

EDO Advanced Engineering and Research Associates
6350 Walker Lane, Suite 100
Alexandria, VA 22310
703.922.4760

EDO Antenna Products and Technologies
455 Commack Road
Deer Park, NY 11729
631.595.5000

EDO Combat Systems
1801-E Sara Drive
Chesapeake, VA 23320
757.424.1004

EDO Communications and Countermeasures Systems
996 Flower Glen Street
Simi Valley, CA 93065
805.584.8200

EDO Defense Programs and Technologies
455 Commack Road
Deer Park, NY 11729
631.595.5000

EDO Electro-Ceramic Products
2645 South 300 West
Salt Lake City, UT 84115
801.486.7481

EDO Fiber Science
506 N. Billy Mitchell Road
Salt Lake City, UT 84116
801.537.1800

EDO M.Tech
1458 County Line Road, Building H
Huntingdon Valley, PA 19006
215.322.3057

EDO Marine & Aircraft Systems
1500 New Horizons Blvd.
N. Amityville, NY 11701
631.630.4000

EDO Professional Services
7600 Leesburg Pike, West Building
Falls Church, VA 22043
703.714.1800

EDO Reconnaissance and Surveillance Systems
18705 Madrone Parkway
Morgan Hill, CA 95037
408.201.8000

EDO Specialty Plastics
15915 Perkins Road
Baton Rouge, LA 70810
225.752.2705

EDO Technical Services Operations
254 East Avenue K-4
Lancaster, CA 93535
800.443.7117


EDO
corporation
GLOBAL TECHNOLOGY REACH